UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Audentes Therapeutics, Inc.

(Name of Subject Company)

Audentes Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05070R104

(CUSIP Number of Class of Securities)

Matthew R. Patterson

Chief Executive Officer

Audentes Therapeutics, Inc.

600 California Street, 17th Floor

San Francisco, California 94108

(415) 818-1001

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Effie Toshav, Esq. Amanda Rose, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Mark Meltz, Esq. Senior Vice President and General Counsel Audentes Therapeutics, Inc. 600 California Street, 17th Floor San Francisco, California 94108 (415) 818-1001

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Audentes Therapeutics, Inc., a Delaware corporation (“Audentes”). The address of Audentes’ principal executive office is 600 California Street, 17th Floor, San Francisco, California 94108. The telephone number of Audentes’ principal executive office is (415) 818-1001.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended, supplemented or otherwise modified from time to time, this “Schedule 14D-9”) relates is Audentes’ common stock, par value $0.00001 per share (“Company Common Stock”). As of the close of business on December 13, 2019, there were 46,272,171 shares of Company Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Audentes, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Asilomar Acquisition Corp. (“Purchaser”), a Delaware corporation and indirect, wholly-owned subsidiary of Astellas Pharma Inc., a company organized under the laws of Japan (“Astellas”), to purchase all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $60.00 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to applicable withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of December 2, 2019, by and among Audentes, Astellas and Purchaser (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), the Offer to Purchase, dated December 16, 2019 (as may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”).

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including: (i) there having been validly tendered and not validly withdrawn that number of Shares (excluding any Share irrevocably accepted for purchase pursuant to the Offer that have not yet been “received” by the “depository”, as such terms are defined by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”)) that, when added to the Shares then owned by Astellas and its controlled affiliates, is one share more than one half of all Shares outstanding at the Expiration Date (as defined below) (the “Minimum Condition”); (ii) the termination or expiration of any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”); (iii) the absence of any judgment preventing the consummation of the Offer or the Merger by any governmental authority of competent jurisdiction or any law enacted or deemed applicable to the Offer or the Merger that makes the consummation of the Offer or Merger illegal; (iv) that the Company and Parent have not agreed to terminate the Offer or the Merger Agreement and the Merger Agreement has not been terminated in accordance with its terms; (v) the accuracy of Audentes’ representations and warranties contained in the Merger Agreement, except, in most cases, for inaccuracies that have not had a Company Material Adverse Effect; (vi) Audentes’ performance or compliance in all material respects of its obligations, agreements or covenants required to be performed or complied with by it under the Merger Agreement prior to the Expiration Date;

(vii) that, since December 2, 2019 there has not occurred any event, condition, change, occurrence or development of a state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement); and (viii) the other conditions set forth in Annex I in the Merger Agreement (collectively, the “Offer Conditions”). The consummation of the Offer and Merger is not subject to a financing condition. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), filed by Purchaser and Astellas with the Securities and Exchange Commission (the “SEC”) on December 16, 2019.

Astellas and Purchaser expressly reserve the right to waive any of the Offer Conditions other than the Minimum Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided that, unless otherwise provided in the Merger Agreement or previously approved by Audentes in writing, Astellas and Purchaser may not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the maximum number of Shares subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions or amend, modify or supplement any condition in a manner adverse to the stockholders of Audentes, (iv) waive, modify or amend the Minimum Condition, (v) amend any other term of the Offer in a manner that is materially adverse to the stockholders of Audentes, or (vi) extend or otherwise change the Expiration Date except as required or permitted under the Merger Agreement.

Following consummation of the Offer, Purchaser will merge with and into Audentes, with Audentes surviving as an indirect, wholly-owned subsidiary of Astellas (the “Surviving Corporation”). This merger is referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, is referred to herein as the “Transactions.”

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL which permits completion of the Merger upon the irrevocable acceptance for purchase pursuant to the Offer of a number of Shares, when taken together with the Shares otherwise owned by Astellas and its controlled affiliates, that represents one Share more than one half of the number of Shares outstanding at the Expiration Date. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Audentes will be required to consummate the Merger. Audentes does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following the acceptance of the Shares validly tendered and not withdrawn in the Offer (the “Offer Acceptance Time”).

At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) the Shares held in treasury of Audentes or owned by Astellas or Purchaser immediately prior to the Effective Time and (ii) Shares as to which appraisal rights have been perfected in accordance with the DGCL) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, on the terms and conditions set forth in the Merger Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Audentes—Effect of the Offer and the Merger Agreement on Equity Plans and Awards” below for a description of the treatment of options to purchase Shares (each, a “Company Stock Option”) and restricted stock units with respect to Shares (each, a “Company RSU”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) the Offer on December 16, 2019. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will remain open until 12:00 midnight, New York City time, at the end of the day on January 14, 2020 (such date or such later time and date to which the Offer has been extended in accordance with the Merger Agreement, the “Expiration Date”). If on the then-effective Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Astellas or Purchaser, then Purchaser will, and Astellas will cause Purchaser to, extend the Offer on one or more occasions in consecutive increments of not more than 10 business days each (the length of such period to be determined by Astellas and Purchaser in their discretion), or for such longer period as the parties to the Merger Agreement may agree in order to permit the satisfaction of such Offer conditions (subject to the right of Astellas or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided that if all Offer Conditions other than the Minimum Condition have been satisfied or waived, Purchaser will not be required to extend the Offer (i) for more than 20 business days and (ii) Purchaser will, and Astellas will cause Purchaser to, extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or the Nasdaq Global Market; provided that Purchaser will not in any event be required to extend the Offer beyond the Outside Date (as defined in the Merger Agreement).

For the reasons described in more detail below, the board of directors of Audentes (the “Board”) unanimously recommends that Audentes’ stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Item 4. The Solicitation or Recommendation—Background of the Transactions; Reasons for the Recommendation of the Board—Reasons for the Recommendation of the Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal, as well as the full text of the Merger Agreement. Copies of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by Astellas in connection with the Offer as well as Astellas’ Summary Advertisement published in the New York Times are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Astellas and Purchaser are located at 2-5-1, Nihonbashi Honcho, Chuo-ku, Tokyo 103-8411, Japan and 1 Astellas Way, Northbrook, IL 60062, respectively. The business telephone number for Astellas and Purchaser are +81-3-3244-3000 and 1-800-888-7704, respectively.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Audentes, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Audentes or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Astellas or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with Astellas and Purchaser

Merger Agreement

On December 2, 2019, Audentes, Astellas and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among Audentes, Astellas and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as Exhibit (e)(1) to this Schedule 14D-9 to provide Audentes’ stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Audentes to Astellas and Purchaser and representations and warranties made by Astellas and Purchaser to Audentes. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Audentes, Astellas or Purchaser in Audentes’ public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure letter provided by Audentes to Astellas and Purchaser in connection with the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Audentes, Astellas and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Audentes, Astellas or Purchaser. Audentes’ stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Audentes, Astellas, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Non-Disclosure Agreement

Astellas and Audentes entered into that certain Non-Disclosure Agreement on October 15, 2019 (the “Non-Disclosure Agreement”).

The summary and description of the material provisions of the Non-Disclosure Agreement contained in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase are incorporated herein by reference and does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Audentes

Overview

In considering the recommendation of the Board set forth under the caption “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” Audentes’ stockholders should be aware that certain of Audentes’ executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Audentes’ stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Audentes’ stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Audentes and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (i) the Merger Agreement; (ii) Audentes’ 2012 Equity Incentive Plan (the “2012 Plan”), Audentes’ 2016 Equity Incentive Plan (the “2016 Plan”) and Audentes’ 2018 Equity Inducement Plan (the “Inducement Plan” and together with the 2012 Plan and the 2016 Plan, the “Equity Incentive Plans”); (iii) the award agreements governing Company Stock Options held by Audentes’ executive officers and directors; (iv) the award agreements governing Company RSUs held by Audentes’

executive officers and directors; (v) Audentes’ 2016 Employee Stock Purchase Plan (the “ESPP”); (vi) Tax Reimbursement and Bonus Plan (the “Tax Reimbursement and Bonus Plan”); (vii) the executive employment agreements between Audentes and each of its executive officers (each, an “Executive Employment Agreement”); and (viii) the retention agreement between Audentes and certain of its executive officers (each, an “Executive Retention Agreement”). For further information with respect to the arrangements between Audentes and its executive officers, see the information included under the caption “—Golden Parachute Compensation.” The Equity Incentive Plans and the related award agreements, the ESPP, the Tax Reimbursement and Bonus Plan, the Executive Employment Agreements and the Executive Retention Agreements are filed as Exhibits (e)(3) through (e)(15) to this Schedule 14D-9 and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, Audentes’ executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Audentes. As of the close of business on December 13, 2019, Audentes’ executive officers and directors owned, in the aggregate, 888,542 Shares (which, for clarity, excludes shares issuable upon the exercise of Company Stock Options and the settlement of Company RSUs).

The following table sets forth (i) as of the close of business on December 13, 2019, the number of Shares beneficially owned by each of Audentes’ executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company Stock Options and the settlement of Company RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares, based on the Offer Price. These numbers do not reflect any future share issuances or dispositions that may occur between the close of business on December 13, 2019 and the Effective Time. As indicated below, to the knowledge of Audentes, each of Audentes’ executive officers and directors currently intends to tender all of his or her Shares in the Offer.

Table of Share-Related Payments

Name	Number of Shares (#)(1)	Total Offer Price Payable for Shares ($)
Executive Officers
Matthew Patterson(2)	283,234	16,994,040
Natalie Holles	121,940	7,316,400
Thomas Soloway	49,997	2,999,820
Mark Meltz	4,705	282,300
Eric Mosbrooker	5,262	315,720
Edward Conner	5,834	350,040
Non-Employee Directors
Mark Goldberg, M.D.	1,500	90,000
Louis Lange, M.D., Ph.D.(3)	326,375	19,582,500
Jennifer Jarrett	—	—
Scott Morrison	—	—
Thomas Schuetz, M.D., Ph.D.	89,695	5,381,700
Julie Smith	—	—
All directors and executive officers as a group	888,542	53,312,520

(1)

Reflects the acceleration of vesting and settlement of certain Company RSUs on December 12, 2019, as discussed below under the section entitled “—Effect of the Offer and the Merger Agreement on Equity Plans and Awards.”

(2)	Includes (i) 111,420 shares held directly by Mr. Patterson and (ii) 171,814 shares held by the Matthew R. Patterson Revocable Trust, of which Mr. Patterson is Trustee.

(3)

Includes (i) 275,799 shares held directly by Dr. Lange, (ii) 14,678 shares held by Amygdala Lange Trust, of which Dr. Lange’s spouse is a trustee, (iii) 32,343 shares held by Asset Management Ventures Fund, L.P., of which Dr. Lange is a general partner, and (iv) 3,555 shares held by The Adrienne M. MacMillan Revocable Trust, of which Dr. Lange’s spouse is a trustee.

Effect of the Offer and the Merger Agreement on Equity Plans and Awards

The discussion below describes the treatment of Company Stock Options and Company RSUs under the Merger Agreement. Any cash payments described below will be subject to any applicable withholding taxes, or other taxes required by applicable law.

Treatment of Company Stock Options

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Company Stock Option under the Equity Incentive Plans will, to the extent unvested, become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, by virtue of the Merger and without any action of the part of the holders thereof, each Company Stock Option will be canceled and, in exchange therefor, each former holder of any such canceled Company Stock Option will be entitled to receive, in consideration of the cancelation of such Company Stock Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such Company Stock Option immediately prior to such cancelation and (ii) the excess, if any, of the Offer Price over the exercise price per share subject to such Company Stock Option immediately prior to such cancelation (the “Option Consideration”). The Option Consideration will be paid on the first applicable payroll payment date following the closing of the Merger (the “Closing” and such date, the “Closing Date”) or, if such payroll payment date is less than five days after the Closing, as promptly as practicable thereafter (but in no event later than five days after such payroll payment date).

Treatment of Company RSUs

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Company RSU under the Equity Incentive Plans will, to the extent unvested, become fully vested effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, by virtue of the Merger and without any action of the part of any holder thereof, each Company RSU will be canceled and, in exchange therefor, each former holder of any such canceled Company RSU will be entitled to receive, in consideration of the cancelation of such Company RSU and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the total number of Shares subject to such Company RSU immediately prior to such cancelation and (ii) the Offer Price (the “RSU Consideration”). The RSU Consideration will be paid on the first applicable payroll payment date following the Closing or, if such payroll payment date is less than five days after the Closing, as promptly as practicable thereafter (but in no event later than five days after such payroll payment date).

As of December 12, 2019, the following RSUs were accelerated and settled in order to mitigate the potential adverse tax consequences under Section 280G and Section 4999 of the Code.

Name	Number of RSUs (#)
Executive Officers
Matthew Patterson	—
Natalie Holles	17,501
Thomas Soloway	17,501
Mark Meltz	9,333
Eric Mosbrooker	9,843
Edward Conner	11,250

Table of Equity-Related Payments

The following table shows the estimated cash amounts that each current executive officer and current director of Audentes would be eligible to receive (before deduction of applicable tax withholding) in connection with the Merger with regard to the number of Company Stock Options and Company RSUs held by each such executive officer and director. As noted above (and except as discussed above with respect to mitigating the potential adverse tax consequences under Section 280G of the Code), all unvested Company Stock Options and unvested Company RSUs will vest in full as of immediately prior to the Effective Time, and at the Effective Time, all Company Stock Options and all Company RSUs will be canceled in exchange for the right to receive the Option Consideration and RSU Consideration, respectively.

The estimated cash values in the table below are based on the Offer Price of $60.00 per Share. The table also assumes that the number of Company Stock Options and Company RSUs held by each Audentes executive officer and director at the Effective Time will equal the number of such Company Stock Options and Company RSUs that were outstanding as of the close of business on December 13, 2019, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers reflect the acceleration and settlement of Company RSUs on December 12, 2019, as discussed above under the section entitled “—Treatment of Company RSUs,” and do not reflect any future grants, exercises, forfeitures or additional vesting that may occur between the close of business on December 13, 2019 and the Effective Time.

Name	Vested Company Stock Options		Unvested Company Stock Options		Unvested Company RSUs		Total Cash Consideration Payable ($)
	Number of Underlying Shares (#)	Option Consideration Payable ($)(1)	Number of Underlying Shares (#)	Option Consideration Payable ($)(1)	Number of Underlying Shares (#)	RSU Consideration Payable ($)(2)
Executive Officer
Matthew Patterson	577,409	26,818,697	319,482	11,700,622	47,776	2,866,560	41,385,880
Natalie Holles	171,204	8,311,817	149,144	5,274,297	—	—	13,586,114
Thomas Soloway	263,430	13,079,100	111,331	4,053,337	—	—	17,132,437
Mark Meltz	—	—	104,000	2,364,960	28,000	1,680,000	4,044,960
Eric Mosbrooker	—	—	87,750	3,333,623	21,657	1,299,420	4,633,043
Edward Conner	—	—	90,000	2,152,800	18,750	1,125,000	3,277,800
Non-Employee Directors
Mark Goldberg, M.D.	24,500	579,535	24,200	773,797	—	—	1,353,332
Louis Lange, M.D., Ph.D.	37,000	1,327,610	16,200	571,212	—	—	1,898,822
Jennifer Jarrett	34,000	1,197,650	19,200	707,112	—	—	1,904,762
Scott Morrison	61,635	2,621,488	16,200	571,212	—	—	3,192,700
Thomas Schuetz, M.D., Ph.D.	51,691	2,317,978	16,200	571,212	—	—	2,889,190
Julie Smith	37,000	1,276,850	16,200	571,212	—	—	1,848,062

(1)

The estimated value in this column is equal to (i) the number of Shares underlying such vested or unvested Company Stock Options multiplied by (ii) the excess of (A) the Offer Price over (B) the per share exercise price of such vested or unvested Company Stock Options.

(2)	The estimated value in this column is equal to (i) the number of Shares underlying such unvested Company RSUs multiplied by (ii) the Offer Price.

Equity Incentive Plans

The Equity Incentive Plans will be terminated as of the Effective Time and will not be assumed by Astellas.

ESPP

Pursuant to the Merger Agreement, Audentes, the Board and the Compensation Committee thereof, as applicable, have agreed to take all actions necessary to terminate the ESPP and all outstanding rights thereunder as of the day immediately prior to the Expiration Date, contingent upon the occurrence of the Closing, and to effectuate the treatment of the ESPP as follows: (i) no new participants will be permitted to participate in the ESPP and participants may not increase their payroll deductions or purchase elections from those in effect as of December 2, 2019 and (ii) except for the offering or purchase period (if any) under the ESPP that is in effect on December 2, 2019 (the “Final Offering Period”), no offering or purchase period will be authorized, continued or commenced following December 2, 2019. If the Effective Time occurs during the Final Offering Period, the Final Offering Period will terminate no later than the day immediately prior to the Expiration Date, and Audentes will cause the exercise date applicable to the Final Offering Period to accelerate and occur on such termination date with respect to any then-outstanding purchase rights. All amounts allocated to each participant’s account under the ESPP at the end of the Final Offering Period will be used to purchase whole Shares under the terms of the ESPP for such offering period, and such Shares will be canceled at the Effective Time in exchange for the right to receive an amount in cash equal to the product of (x) the number of Shares and (y) the Offer Price as promptly as practicable following the purchase of such Shares. Audentes will return to each participant the funds, if any, that remain in such participant’s account after such purchase.

Agreements or Arrangements with Executive Officers of Audentes

Audentes entered into Executive Employment Agreements with each of its executive officers that provide for certain payments and benefits to be provided to the executive officers in the event of termination of employment under certain circumstances. In addition, in connection with the execution of the Merger Agreement, Audentes entered into Executive Retention Agreements with each of its executive officers that amend their Executive Employment Agreements, as of and contingent upon the Closing, in order to provide for certain payments to be provided to the executive officers if they continue to remain employed with Audentes (or any of its subsidiaries, successors or affiliates, including Astellas) on the first and second anniversaries of the date of the Closing Date and, in the case of Mr. Patterson and Ms. Holles, to modify their roles and provide for certain changes to their compensation. Such agreements are described in greater detail below.

Executive Employment Agreements and Executive Retention Agreements

Audentes has entered into an Executive Employment Agreement (as amended pursuant to the Executive Retention Agreements, as described below), filed as Exhibits (e)(8) through (e)(14) to this Schedule 14D-9, with each of its executive officers, each of which provides for the following benefits upon a termination of the executive officer’s employment by Audentes without “cause” or by the executive officer for “good reason” (as such terms are defined in the Executive Employment Agreements and, in the case of executive officers other than Mr. Meltz, as amended pursuant to the Executive Retention Agreements as described below) if such termination occurs during the period commencing 90 days prior to the execution of a definitive agreement providing for the consummation of a change in control and ending on the first anniversary of the consummation of such change in control (the “Change in Control Period”), subject to the executive officer’s execution and non-revocation of a customary release of claims within 60 days of termination:

•	a lump sum payment equal to 18 months of the executive officer’s current base salary (or 24 months of the executive officer’s current base salary in the case of Mr. Patterson and Ms. Holles);

•

a lump sum payment equal to 150% of the executive officer’s target bonus for the then-current fiscal year (or 200% of the executive officer’s target bonus for the then-current fiscal year in the case of Mr. Patterson and Ms. Holles);

•

payment of COBRA premiums, or a cash benefit in lieu of continued medical benefits under COBRA, for 18 months following termination or, if earlier, until the executive officer is eligible to receive coverage from a new employer (or 24 months in the case of Mr. Patterson and Ms. Holles); and

•	100% acceleration of vesting of any then-unvested portion of any then-outstanding Audentes equity awards.

The Merger will constitute a change in control for purposes of the Executive Employment Agreements.

The Executive Employment Agreements also provide for severance upon a termination of employment without “cause” or for “good reason” occurring outside of the Change in Control Period, which severance is not described in this Schedule 14D-9.

For purposes of the Executive Employment Agreements, “cause” means any of the following with respect to an executive officer:

•

failure to satisfactorily perform his or her duties after there has been delivered a written demand for performance which describes the specific deficiencies in performance and the specific manner in which performance must be improved, and which provides 30 business days from the date of notice to remedy such performance deficiencies;

•	conviction of, or plea of nolo contendere to, a felony or a crime involving moral turpitude which the Board believes has had or will have a detrimental effect on Audentes’ reputation or business;

•	engaging in an act of gross negligence or willful misconduct in the performance of his or her employment obligations and duties;

•	committing an act of fraud against, material misconduct or willful misappropriation of property belonging to Audentes;

•	engaging in any other misconduct that has had or will have a material adverse effect on Audentes’ reputation or business; or

•	breach of a material written policy of Audentes, the Executive Invention Assignment and Confidentiality Agreement or other unauthorized misuse of Audentes’ trade secrets or proprietary information.

For purposes of the Executive Employment Agreements, as amended pursuant to the Executive Retention Agreements, other than Mr. Meltz’s Executive Employment Agreement, “good reason” means the occurrence of any of the following without the executive officer’s consent:

•

with respect to all of the executive officers other than Mr. Patterson, the assignment of duties that are substantially inconsistent with the professional skills associated with the executive officer’s position immediately prior to the Closing Date and if such assignment is a material diminution in the executive officer’s duties prior to such assignment;

•	a decrease in executive officer’s base salary and target bonus, combined, by more than 10% (other than in connection with a general decrease in the cash compensation of all other officers); or

•	the relocation of the executive officer to a facility or location more than 25 miles from executive officer’s then current location;

provided that (a) Audentes receives written notice from the executive officer, within 30 days following the occurrence of any of the events set forth above, specifying the basis for the executive officer’s belief that the executive officer is entitled to terminate employment for “good reason,” (b) Audentes fails to cure within 30 days after receipt of such notice and (c) the executive officer terminates employment within the earlier of 10 days following expiration of such cure period or receipt from Audentes that such deficiencies will not be cured.

For purposes of Mr. Meltz’s Executive Employment Agreement, “good reason” means the occurrence of any of the following without Mr. Meltz’s written consent:

•	a material change, adverse to Mr. Meltz, in Mr. Meltz’s position, titles, offices or duties;

•

Mr. Meltz no longer serving as a Section 16 officer of Audentes or its ultimate parent following the Closing, or if the ultimate parent is not a public company, Mr. Meltz not reporting to the chief executive officer of the ultimate parent company;

•	an assignment of any significant duties to Mr. Meltz that are inconsistent with Mr. Meltz’s positions or offices held under his Executive Employment Agreement;

•	a decrease in Mr. Meltz’s base salary and target bonus, combined, by more than 10% (other than in connection with a general decrease in the cash compensation of all other officers); or

•	the relocation of Mr. Meltz to a facility or a location more than 25 miles from Mr. Meltz’s then current location.

provided that (a) Audentes receives written notice from Mr. Meltz, within 30 days following the occurrence of any of the events set forth above, specifying the basis for Mr. Meltz’s belief that Mr. Meltz is entitled to terminate employment for “good reason,” (b) Audentes fails to cure within 30 days after receipt of such notice and (c) Mr. Meltz terminates employment within the earlier of 10 days following expiration of such cure period or receipt from Audentes that such deficiencies will not be cured.

Additionally, the executive officers (other than Mr. Meltz) acknowledge and agree that they will not have “good reason” to terminate employment solely because of the Transactions or because, after the Closing, Audentes will no longer be an independent company publicly traded on a U.S. securities exchange and the executive officer will be employed by a subsidiary of Astellas. Mr. Patterson further acknowledges and agrees that he will not have “good reason” to terminate employment solely due to a change in compensation contemplated by his Executive Retention Agreement or in connection with the transition of his role to that of a strategic advisor or the transition of Mr. Patterson from an employee to a consultant.

The Executive Employment Agreements also provide for a “best-net” Section 280G cutback, whereby in the event any amounts provided for in the Executive Employment Agreements, as amended by the Executive Retention Agreements, or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code, and could be subject to the related excise tax, the executive officer will be entitled to receive either full payment of benefits or such lesser amount, which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater amount of after-tax benefits to the executive officer. However, this cutback would be applied after taking into account any tax reimbursement payment the executive officer may receive under the Tax Reimbursement and Bonus Plan as discussed below in the section entitled “—Tax Reimbursement and Bonus Plan.”

In addition, pursuant to her Executive Retention Agreement, Ms. Holles’ Executive Employment Agreement will be amended, effective as of the Closing Date, to provide that Ms. Holles will serve in the role of President and Chief Executive Officer, with an annual base salary of $566,000 and a target bonus for the first calendar year in which the Closing occurs of 55% of base salary.

Moreover, pursuant to his Executive Retention Agreement, Mr. Patterson’s Executive Employment Agreement is amended, effective as of the Closing Date, to provide that Mr. Patterson will serve in the role of Strategic Advisor, with an annual base salary of $141,500 and his bonus and severance entitlements will be adjusted proportionally. In this role, Mr. Patterson will be expected to commit 25% of the time commitment of a full-time executive. Additionally, Audentes reserves the right to change the status of Mr. Patterson’s position from employee to independent contractor.

Each of the Executive Retention Agreements provides for a cash retention award in an amount set forth in the table below (the “Retention Awards”). The Retention Awards will vest in two equal installments on each of the first and second anniversaries of the Closing Date, and will be payable within 40 days following each applicable vesting date, subject to the executive’s execution of a general release of claims.

Upon a termination without “cause” (as defined in the Executive Employment Agreements), resignation with “good reason” (as amended pursuant to the Executive Retention Agreements) or termination due to death or disability, the executive officers will be eligible to receive any unpaid portion of the Retention Awards, payable within 60 days following the applicable termination date. In the case of a termination without “cause” or resignation with “good reason,” payment will be subject to the executive officer’s execution of a general release of claims.

Executive Officer	Retention Award ($)
Matthew Patterson	283,000
Natalie Holles	3,396,000
Thomas Soloway	1,732,000
Mark Meltz	—
Eric Mosbrooker	1,580,000
Edward Conner	1,760,000

Tax Reimbursement and Bonus Plan

On December 10, 2019, Audentes adopted the Tax Reimbursement and Bonus Plan (the “Tax Reimbursement and Bonus Plan”), providing for (i) eligibility to receive tax reimbursement payments to certain individuals whom Audentes has reasonably determined in good faith could reasonably be expected to be a “disqualified individual” (as defined in Section 280G of the Code) in the event that such individual is reasonably expected to be subject to an excise tax under Section 4999 of the Code, and (ii) certain bonus payments to be paid prior to December 31, 2019 to the executive officers in the amounts set forth in the table below and to certain other individuals. The aggregate amount of payments that may be made under such plan may not exceed $2,500,000.

Executive Officer	Bonus ($)
Matthew Patterson	—
Natalie Holles	98,000
Thomas Soloway	31,000
Mark Meltz	5,000
Eric Mosbrooker	5,000
Edward Conner	6,000

2019 Bonuses

In order to mitigate the potential adverse tax consequences under Section 280G and Section 4999 of the Code, each executive officer will be paid his or her annual bonus for 2019 on or prior to December 31, 2019. Such bonuses will be at 100% of target level. The foregoing payments are quantified in the table below.

Executive Officer	2019 Bonus ($)
Matthew Patterson	311,300
Natalie Holles	235,000
Thomas Soloway	194,850
Mark Meltz	124,910
Eric Mosbrooker	156,701
Edward Conner	81,490

Agreements or Arrangements with Directors of Audentes

Audentes’ 2016 Plan provides that all unvested Company Stock Options granted to non-employee directors will accelerate and vest in full immediately prior to a change in control. The consummation of the Transactions will constitute a “change in control” under the 2016 Plan. As noted above in the section entitled “—Effect of the Offer and the Merger Agreement on Equity Plans and Awards,” all then-outstanding unvested Company Stock Options (whether or not held by non-employee directors) will vest in full immediately prior to the Effective Time.

Effect of Merger Agreement on Employee Benefits

The following summary of certain provisions of the Merger Agreement related to employee benefits is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Until the first anniversary of the Closing Date, Astellas has agreed provide to each individual who is employed by Audentes immediately prior to the Effective Time and who is located in the United States and continues employment with Astellas or any of its affiliates (each, a “Continuing Employee”) (i) a base salary or wage rate and target cash incentive opportunity that, in each case, is no less favorable than those provided to such Continuing Employee by Audentes immediately prior to the Effective Time and (ii) employee benefits (excluding equity plans or cash compensation granted in lieu of equity compensation) that are at least substantially equivalent, in the aggregate, to those provided to such Continuing Employees by Audentes immediately prior to the Effective Time.

Following the Effective Time, Astellas will, or will cause the Surviving Corporation to, fully recognize all service of the Continuing Employees for the purposes of vesting and eligibility to participate in employee benefit plans maintained by Astellas or its affiliates for which the Continuing Employee is otherwise eligible to participate (but such service credit will not be provided for benefit of accrual purposes, except for vacation and severance, as applicable); provided, however, that service of a Continuing Employee prior to the Effective Time will not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any retiree medical programs or other retiree welfare benefit programs maintained by Astellas or its affiliates in which any Continuing Employee participates after the Effective Time. In no event will the recognition of a Continuing Employee’s prior service result in any duplication of benefits for the same period of service.

The Merger Agreement also requires Astellas to, or cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of Audentes applicable to such Continuing Employee prior to the Effective Time and (ii) recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.

The Merger Agreement also requires Astellas to, or cause the Surviving Corporation to, as applicable (and without duplication of benefits), assume liability with respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employees immediately prior to the Effective Time. Continuing Employees will be allowed to use such accrued personal, sick or vacation time in accordance with the practice and policies of Astellas or the Surviving Corporation, as may be amended from time to time.

None of Astellas or any of its affiliates will be obligated to continue to employ any Continuing Employee for any period of time following the Effective Time. Without limiting the above mentioned obligations with respect to Continuing Employees, Astellas or its affiliates may revise, amend or terminate any Audentes employee benefit plan or any other employee benefit plan, program or policy in effect from time to time in accordance with the terms of such plan, program or policy and any requirements of applicable law, subject to the terms of the Merger Agreement. Nothing in the Merger Agreement will be construed as an amendment of any Audentes employee benefit plan.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Audentes’ directors and officers (including each of Audentes’ executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Audentes for a period of time following the Effective Time. Such indemnification and insurance coverage is further described below in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Information Regarding Golden Parachute Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of Audentes named in the proxy statement filed with the SEC on April 26, 2019 (each a “named executive officer”) that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below is described in greater detail under the section above entitled “—Agreements or Arrangements with Executive Officers of Audentes” and such descriptions are incorporated herein by reference.

For purposes of calculating the potential payments set forth in the table below, Audentes has assumed that:

•	the Effective Time occurs in January 2020;

•

each named executive officer’s employment is terminated by Audentes without “cause” or by the named executive officer for “good reason” (as amended pursuant to the Executive Retention Agreements) at the Effective Time; and

•

each named executive officer’s Company Stock Options and Company RSUs held as of the close of business on December 13, 2019 will equal the number of Company Stock Options and Company RSUs held by such named executive officer as of immediately prior to the closing of the Merger, such that any vesting, exercises or forfeitures occurring between the close of business on December 13, 2019 and the Effective Time will not be captured in the tables below.

However, in order to include all compensation that is based upon or otherwise relates to the Transactions, the amounts captured in the tables below do not reflect the acceleration and settlement of Company RSUs on December 12, 2019, as discussed above under the section entitled—“Treatment of Company RSUs.” Severance payments have been calculated based on the named executive officer’s base salary, target bonus opportunity (if applicable) and severance entitlement as amended by the Executive Retention Agreements. None of Audentes’ named executive officers will receive pension or non-qualified deferred compensation in connection in the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below do not attempt to quantify any reduction that may be required as a result of any “best-net” Section 280G cutback or any tax reimbursement payments that the named executive officers may receive under the Tax Reimbursement and Bonus Plan as described above in the section entitled “—Agreements or Arrangements with Executive Officers of Audentes.” None of the Named Executive Officers are anticipated to be subject to an excise tax under Section 4999 of the Code. Therefore, the amounts shown in the table below are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below.

For additional details regarding the terms of the payments quantified below, see the section entitled “—Agreements or Arrangements with Executive Officers of Audentes” and the section entitled “—Effect of the Offer and the Merger Agreement on Equity Plans and Awards.”

Golden Parachute Compensation

Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total Value ($)(5)
Matthew Patterson	438,650	14,567,182	71,490	594,300	15,671,622
Natalie Holles	1,754,600	6,324,357	—	3,729,000	11,807,957
Thomas Soloway	941,775	5,103,397	49,721	1,957,850	8,052,743

(1)

Cash. Represents the value of the maximum cash severance payments payable under the applicable named executive officer’s Executive Employment Agreement, as amended pursuant to the applicable Executive Retention Agreement (i.e., the cash severance payments payable upon a termination of employment without “cause” or a resignation for “good reason” during the Change in Control Period; provided that the executive officer signs and does not revoke a release of claims in connection with such termination), as described above in the section entitled “—Agreements or Arrangements with Executive Officers of Audentes.” The severance amounts in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the Change in Control Period. The table below sets forth the breakdown of these components for each named executive officer, calculated based on the values in effect at the close of business on December 13, 2019.

Name	Annual Base Salary ($)	Target Bonus ($)	Severance Multiple	Total ($)
Matthew Patterson	141,500	77,825	2	438,650
Natalie Holles	566,000	311,300	2	1,754,600
Thomas Soloway	433,000	194,850	1.5	941,775

As described above in the section entitled “—Agreements or Arrangements with Executive Officers of Audentes,” the value of the severance payments payable to each named executive officer under such officer’s Executive Employment Agreement will be lower in the event of a qualifying termination of employment outside of the Change in Control Period. Such reduced amounts are not shown in the table above. In the event that Mr. Patterson’s employment were to be terminated without “cause” or he resigned for “good reason” prior to the Effective Time, his cash severance payments under his Executive Employment Agreement would be the same as those shown in the table above for Ms. Holles.

(2)	Equity. Represents the maximum aggregate payments to be made in respect of unvested Company Stock Options and unvested Company RSUs at the Effective Time.

The treatment of unvested Company Stock Options and unvested Company RSUs in the Transactions is described above in the section entitled “—Effect of the Offer and the Merger Agreement on Equity Plans and Awards,” and the values attributable to such awards in this column assume each named executive officer’s unvested Company Stock Options and unvested Company RSUs accelerate pursuant to the Merger Agreement immediately prior to the Effective Time. The acceleration is therefore “single-trigger” in nature, meaning that it will occur immediately upon the consummation of the Merger, whether or not employment is terminated. In order to include all compensation that is based upon or otherwise relates to the Transactions, the amounts captured in the table below does not reflect the acceleration and settlement of Company RSUs, as discussed above under the sections entitled “—Treatment of Company RSUs”).

Name	Unvested Company Stock Option Shares Subject to Acceleration (#)	Option Consideration Payable ($)	Unvested Company RSUs Subject to Acceleration (#)	RSU Consideration Payable ($)
Matthew Patterson	319,482	11,700,622	47,776	2,866,560
Natalie Holles	149,144	5,274,297	17,501	1,050,060
Thomas Soloway	111,331	4,053,337	17,501	1,050,060

(3)

Perquisites/Benefits. Represents the highest estimated value of COBRA payments to which each named executive officer may become entitled under his or her Executive Employment Agreement as described in greater detail above in the section entitled “—Agreements or Arrangements with Executive Officers of Audentes.” The values in the table assume such COBRA payments are made pursuant to a qualifying termination of employment immediately after the Effective Time. As noted above, each of the named executive officers is entitled to COBRA payments for 18 or 24 months, in each case, upon a qualifying termination of employment within the Change in Control Period. The amounts in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination within the Change in Control Period.

As described above in the section entitled “—Agreements or Arrangements with Executive Officers of Audentes,” if the named executive officer experiences a qualifying termination outside of the Change in Control Period, the COBRA payments will be lower than the values described in the table immediately above.

(4)

Other. As described above in the section entitled “—Agreements or Arrangements with Executive Officers of Audentes,” concurrently with its execution of the Merger Agreement, Audentes has entered into Executive Retention Agreements with each named executive officer, to be effective upon the Closing, each of which provide for the Retention Award quantified in the table below. The Retention Awards will vest in two equal installments on each of the first and second anniversaries of the Closing Date and will be payable within 40 days following each applicable vesting date, subject to the named executive officer’s execution of a general release of claims.

Upon a termination without “cause” (as defined in the Executive Employment Agreements), resignation with “good reason” (as amended pursuant to the Executive Retention Agreements) or termination due to death or disability, the named executive officers will be eligible to receive any unpaid portion of the Retention Awards, payable within 60 days following the applicable termination date. In the case of a termination without “cause” or resignation with “good reason,” payment will be subject to the named executive officer’s execution of a general release of claims.

As described above in the section entitled “—Agreements or Arrangements with Executive Officers of Audentes,” Audentes has adopted the Tax Reimbursement and Bonus Plan, pursuant to which the named executive officers will receive the lump sum cash bonuses quantified in the table below on or prior to December 31, 2019.

In order to mitigate the potential adverse tax consequences under Sections 280G and 4999 of the Code, each named executive officer will be paid his or her annual bonus for 2019 on or prior to December 31, 2019. Such bonus will be at 100% of target level. The acceleration is therefore “single trigger” in nature, meaning that it will occur in connection with the Merger, whether or not employment is terminated. The foregoing payments are quantified in the table below.

Name	Retention Award ($)	2019 Bonus ($)	Tax Reimbursement and Bonus Plan Bonus ($)
Matthew Patterson	283,000	311,300	—
Natalie Holles	3,396,000	235,000	98,000
Thomas Soloway	1,732,000	194,850	31,000

Effect of the Merger on Director and Officer Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Audentes’ restated certificate of incorporation provides that, to the fullest extent permitted by law, Audentes’ directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors. Audentes’ restated bylaws provide that Audentes will indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. Audentes’ restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as Audentes’ officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. The description of the restated certificate of incorporation and the restated bylaws is qualified in its entirety by reference to Exhibits (e)(16) and (e)(17) hereto, respectively, which are incorporated herein by reference.

In addition, Audentes has entered into separate indemnification agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, Audentes is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy, for proceedings or claims initiated or brought voluntarily by the director or executive officer and not by the way of defense (subject to certain exceptions), for an accounting of profits made from the purchase or sale of securities of Audentes pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law, any reimbursement of any bonus or other incentive-based or equity-based compensation or of any profits realized by the director or executive officer from the sale of securities of Audentes, as required in each case under the Exchange Act and certain other situations. This description of the indemnity agreements entered into between Audentes and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(18) hereto, which is incorporated herein by reference.

The Merger Agreement provides that after the Effective Time, the Surviving Corporation will (i) fulfill and honor all rights and obligations to indemnification by Audentes (including advancement of expenses) now existing in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of Audentes or its subsidiaries (each an “Indemnified Party”) and (ii) to the fullest extent permitted under applicable law and subject to the terms in the Merger Agreement, indemnify, defend and hold harmless each Indemnified Party against any and all losses, claims, damages, liabilities, costs, fees, expenses, judgments, fines, penalties or liabilities in connection with or arising in whole or in part out of actions, omissions, suits or other proceedings in which such Indemnified Party may be involved or with which he or she may be threatened (an “Indemnified Proceeding”) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of Audentes or otherwise in connection with any action taken or not taken at the request of Audentes, whether or not the Indemnified Party continues in such position at the time such Indemnified Proceeding is brought or threatened and at, or at any time prior to, the Effective Time. The Surviving Corporation’s foregoing obligations will continue in full force and effect for a period of six years from the Effective Time and will not be terminated or modified in any manner that would adversely affect any such Indemnified Party.

The Merger Agreement further provides that the Surviving Corporation will maintain the directors’ and officers’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by Audentes’ directors’ and officers’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement (the “Existing Policies”); provided that the Surviving Corporation will not be obligated to pay an amount per year (the “Maximum Amount”) in excess of 250% of the annual premium Audentes paid in its most recent renewal of the Existing Policies. Audentes may obtain prepaid “tail” or “runoff” policies prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from acts or omissions that occurred on or before the Effective Time, including, in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed the Maximum Amount. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation will maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the Surviving Corporation and Astellas, and are intended to benefit, and will be enforceable by, each Indemnified Party and his or her heirs or representatives.

Section 16 Matters

Prior to the Offer Acceptance Time, Audentes and the Board will take all actions to the extent necessary or as may be reasonably requested by any party hereto in connection with the Merger Agreement to cause the Transactions and any and all dispositions or cancellations of equity securities of Audentes (including any deemed dispositions or cancellations and any derivative securities with respect to any equity securities of Audentes) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Audentes, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Audentes’ management and its legal and financial advisors, on December 1, 2019, the Board, among other things, unanimously (i) determined that the Offer, the Merger, the Merger Agreement and the Transactions are advisable and in the best interests of the stockholders of Audentes, (ii) approved and declared advisable the Merger Agreement and the Transactions and (iii) resolved, subject to the terms and conditions of the Merger Agreement, to recommend acceptance of the Offer by the stockholders of Audentes.

For the reasons described below, the Board unanimously recommends that Audentes’ stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under the section entitled “—Background of the Transactions; Reasons for the Recommendation of the Board—Reasons for the Recommendation of the Board.”

A copy of the joint press release issued by Astellas and Audentes, dated December 2, 2019, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) and is incorporated herein by reference.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, members of Company management or the representatives of Audentes and other parties. All dates and times in the following chronology refer to California time.

Audentes is a clinical stage biotechnology company focused on developing and commercializing gene therapy products for patients living with serious, life-threatening rare diseases caused by single gene defects. Audentes is conducting Phase 1/2 clinical trials of AT132 for the treatment of X-Linked Myotubular Myopathy, or XLMTM, has filed an investigational new drug application for AT845 for the treatment of Pompe disease and is conducting preclinical studies for additional product candidates.

Audentes’ Board regularly reviews with Audentes’ management Audentes’ performance and prospects in light of its business and developments in the gene therapy and biopharmaceutical industries. These reviews have included consideration, from time to time, of pursuing potential partnerships, collaborations and other strategic transactions to enhance stockholder value, and have involved from time to time discussions with financial advisors, including Centerview Partners LLC (“Centerview”), with whom Audentes entered into a confidentiality agreement on March 20, 2019. In addition, from time to time Audentes has engaged in discussions with global pharmaceutical companies regarding partnering transactions involving Audentes’ product candidates, but such discussions did not result in a partnering transaction.

On May 22, 2019, Claudia Mitchell, Astellas’ Senior Vice President of Product & Portfolio Strategy, contacted Matthew R. Patterson, Audentes’ Chairman and Chief Executive Officer, to propose a meeting in San Francisco to introduce the Astellas and Audentes teams and to discuss the potential for partnering opportunities, including related to AT132.

On June 19, 2019, members of Audentes’ management, including Natalie Holles, Audentes’ President and Chief Operating Officer, met with representatives of Astellas at Audentes’ headquarters in San Francisco to discuss partnering opportunities for AT132.

On July 8, 2019, Astellas and Audentes executed a confidentiality agreement dated July 4, 2019 to facilitate confidential discussions related to partnering opportunities for AT132.

On September 15, 2019, Dr. Mitchell sent an email to Mr. Patterson to inform him of Astellas’ interest in further discussions and proposed a meeting between Mr. Patterson and representatives of Astellas at the Cell & Gene Meeting on the Mesa industry conference to be held in San Diego, California October 1-4, 2019 (the “Mesa Conference”). Subsequent to this email, a meeting was scheduled for October 2, 2019.

On September 29, 2019, Dr. Mitchell sent an email to Mr. Patterson to inform him that Naoki Okamura, Representative Director, Corporate Executive Vice President, Chief Strategy Officer and Chief Financial Officer of Astellas, would like to have a dinner meeting with him on Thursday, October 3, 2019 in San Diego. Subsequent to this email, a dinner was scheduled for October 3, 2019 between Mr. Patterson and Mr. Okamura.

On October 1, 2019, Mr. Patterson spoke with Dr. Mitchell at a reception at the Mesa Conference, and during their conversation Dr. Mitchell suggested that Astellas was likely to make an unspecified business proposal to Audentes during or after dinner with Mr. Okamura on October 3, 2019. Subsequently on October 1, 2019, Mr. Patterson contacted a representative of Centerview, with whom Audentes’ senior management had previously discussed Audentes’ business and strategy, and informed him of his expectation that Astellas might make a proposal to acquire Audentes.

On October 2, 2019, Mr. Patterson met with Dr. Mitchell and Ulf Tollemar, Astellas’ Vice President, Primary Focus Lead Genetic Regulation, and representatives of Astellas’ business development team in San Diego. During this meeting, Dr. Mitchell and Mr. Tollemar presented Astellas’ planned strategic focus on gene therapy products and its desire to work with Audentes in this strategic area.

On October 3, 2019, Mr. Patterson had a dinner meeting with Mr. Okamura, during which Mr. Okamura described Astellas’ strategic interest in gene therapy and Astellas’ view that an acquisition of Audentes would represent a key step in its entry into this field, and stated that he would be sending Mr. Patterson a written proposal to acquire Audentes after the meeting.

Later that evening on October 3, 2019, Astellas sent to Audentes a letter containing a non-binding proposal to acquire all of the outstanding Shares for $50.00 per Share in cash (the “October 3 Proposal”). The October 3 Proposal indicated that Astellas would fund the transaction with cash on hand and potentially external loan facilities, and that consummation of a transaction would not be contingent on financing. In addition, the

October 3 Proposal indicated that Astellas had retained Morgan Stanley & Co, LLC (“Morgan Stanley”) as its financial advisor and Covington & Burling LLP (“Covington”) as its legal counsel in connection with the proposed transaction, that the members of its Executive Committee were fully supportive of the submission of the October 3 Proposal and that Astellas believed that they could complete due diligence concurrently with negotiation of definitive documentation in approximately four weeks. The $50.00 per Share proposed in the October 3 Proposal represented a 78% premium to Audentes’ closing share price on October 3, 2019 and a 66% premium to Audentes’ volume-weighted average share price over the 30-day period ending October 3, 2019. Following receipt of this letter, Mr. Patterson informed each of the other members of the Board of the October 3 Proposal.

On October 6, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Fenwick & West LLP (“Fenwick & West”), Audentes’ outside counsel, and representatives of Centerview were present, to discuss the October 3 Proposal. At this meeting, the representatives of Fenwick & West reviewed the Board’s fiduciary duties in considering an acquisition proposal and conducting a strategic process. The representatives of Centerview then discussed with the Board their preliminary perspectives on the October 3 Proposal. The Board instructed management to review and, if needed, update Audentes’ long-term financial projections for review by the Board at a subsequent meeting. The Board then discussed the potential risks and benefits of contacting other parties to determine their potential interest in making an acquisition proposal to Audentes, and discussed, together with the representatives of Centerview, the other pharmaceutical companies that might be so contacted and their potential level of interest in pursuing discussions and ability to finance an acquisition of Audentes. The Board directed the representatives of Centerview to contact three global pharmaceutical companies, referred to as Company A, Company B and Company C, that the Board believed were those that might be interested in, and capable of consummating, a potential acquisition of Audentes, based on their expressed strategic interest in gene therapy, their financial resources and their familiarity with Audentes from prior discussions regarding potential partnering transactions, and instructed representatives of Centerview to inquire if any of Company A, Company B or Company C would be interested in making a proposal for a potential acquisition of Audentes. The representatives of Centerview then left the meeting, and the Board discussed the engagement of Centerview to act as Audentes’ financial advisor and the fees that would be payable to Centerview in connection with such an engagement and the Board authorized retaining Centerview subject to agreement on the fees that are acceptable to the Board. The Board’s decision to engage Centerview was based on Centerview’s experience and expertise as a financial advisor in sale transactions in the life sciences industry, and its familiarity with Audentes.

On October 7, 2019, as directed by the Board, representatives of Centerview contacted representatives of Company A to determine whether Company A would be interested in making a proposal to acquire Audentes.

On October 8, 2019, representatives of Morgan Stanley and Centerview held a conference call to discuss the internal decision-making process at Astellas, as well as Astellas’ expertise in, and strategic focus on, gene therapy.

On October 9, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Fenwick & West and Centerview were present. Thomas Soloway, Audentes’ Senior Vice President and Chief Financial Officer, reviewed Audentes’ preliminary long-term financial projections, including underlying assumptions such as probability of success, and the Board discussed these projections and directed management to continue to review such projections for presentation at a future meeting of the Board. Mr. Patterson and the representatives of Centerview then reviewed the discussions to date with Astellas and Morgan Stanley and the status of outreach to Company A, Company B and Company C. Representatives of Centerview then reviewed with the Board financial aspects of the October 3 Proposal and of Audentes on a standalone basis, based on the preliminary long-term financial projections that were presented at the meeting (a copy of which had previously been provided to Centerview). The Board instructed Mr. Patterson and the representatives of Centerview to inform Astellas that Audentes had not anticipated pursuing a sale transaction at this time and was focused on execution of its independent business plan, and that the price proposed by Astellas was insufficient, but that Audentes would be willing to provide a management presentation (subject to Astellas executing a non-disclosure agreement containing a customary standstill provision) to help inform Astellas in its consideration of an increase to its proposed acquisition price. The representatives of Centerview then left the meeting, and the Board formally approved the retention of Centerview to act as Audentes’ financial advisor on the terms that had been negotiated.

On October 10, 2019, as directed by the Board, representatives of Centerview contacted representatives of Company B, to determine whether Company B would be interested in making a proposal to acquire Audentes.

On October 13, 2019, as directed by the Board, Mr. Patterson spoke with Mr. Okamura and informed him that Audentes had not anticipated pursuing a sale transaction at this time and was focused on execution of its independent business plan, and that the $50.00 per share price contained in the October 3 Proposal significantly undervalued Audentes in view of Audentes’ product pipeline, its gene therapy platform, its manufacturing expertise and commercial capabilities and its team. Mr. Patterson suggested that the parties enter into a non-disclosure agreement so that Audentes could provide Astellas with information regarding Audentes, in support of Astellas’ consideration of an increase to its proposed price per Share.

On October 14, 2019, Audentes and Centerview executed the engagement letter under which Audentes engaged Centerview to act as Audentes’ financial advisor with respect to a proposed sale transaction.

Also on October 14, 2019, representatives of Company B informed representatives of Centerview that Company B was not interested in pursuing an acquisition of Audentes.

On October 15, 2019, as directed by the Board, representatives of Centerview contacted representatives of Company C to determine whether Company C would be interested in making a proposal to acquire Audentes.

Also on October 15, 2019, representatives of Centerview spoke with representatives of Morgan Stanley and reiterated the message conveyed by Mr. Patterson to Mr. Okamura on October 13, 2019.

Also on October 15, 2019, Audentes executed a confidentiality agreement with Astellas. This confidentiality agreement included a customary 12-month standstill provision that would terminate on customary terms, including upon Audentes’ entry into a definitive agreement with a third party providing for a sale of Audentes, and that did not prohibit Astellas from requesting a waiver of the standstill.

On October 16, 2019, representatives of Company A informed representatives of Centerview that Company A was not interested in pursuing an acquisition of Audentes.

On October 16, 2019, Ms. Holles and other members of Audentes’ senior management met with representatives of Astellas by video conference and provided a presentation regarding Audentes, its business and its product candidates.

Later on October 16, 2019, a representative of Company C informed representatives of Centerview that it was interested in meeting with Audentes’ senior management to receive a presentation on Audentes, its business and its product candidates.

On October 17, 2019, Audentes executed a confidentiality agreement with Company C that, like the confidentiality agreement with Astellas, included a customary standstill provision that would terminate on customary terms, including upon Audentes’ entry into a definitive agreement with a third party providing for a sale of Audentes, and that did not prohibit Astellas from requesting a waiver of the standstill.

On October 18, 2019, Ms. Holles and other members of Audentes’ senior management met with representatives of Company C by video conference and provided a presentation regarding Audentes, its business and its product candidates.

On October 20, 2019, Mr. Patterson spoke with Mr. Okamura, during which Mr. Okamura stated that Astellas would be sending a revised written proposal shortly and expressed his hope that it would enable Astellas to commence detailed due diligence. Shortly after the telephone conversation, Astellas sent to Audentes a letter, dated October 21, 2019, containing a revised non-binding proposal to acquire all of the outstanding Shares for $55.00 per Share in cash (the “October 21 Proposal”). The $55.00 per Share proposed in the October 21 Proposal represented a 105% premium to Audentes’ closing share price on October 18, 2019 and a 91% premium to Audentes’ volume-weighted average share price over the 30-day period ending October 18, 2019. Following receipt of the letter, Mr. Patterson informed each of the other members of the Board of the October 21 Proposal.

On October 21, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Fenwick & West and Centerview were present. Representatives of Centerview described the October 21 Proposal, and the discussions that had occurred with representatives of Astellas and Company C. Mr. Soloway then reviewed Audentes’ long-term financial projections (the “October 21 Forecast”), which management continued to refine through December 1, 2019. For a detailed discussion of the October 21 Forecast please see the heading titled “—Certain Unaudited Prospective Financial Information of Audentes.” The Board discussed this forecast and authorized its use by Centerview in its financial analyses. Representatives of Centerview then reviewed with the Board preliminary financial analyses of the October 20 Proposal based on this forecast (a copy of which had been provided to Centerview prior to the meeting). The Board then discussed Audentes’ potential responses to the October 21 Proposal, including strategies to maximize the price that might be obtained from Astellas, and determined that the optimal means to achieve this goal would be to propose a specific price that would be acceptable to the Board rather than requesting that Astellas submit a proposal with an increased price without such guidance. Accordingly, the Board instructed Mr. Patterson and the representatives of Centerview to inform Astellas that its proposal was not sufficient and to request that Astellas increase its proposed price per Share to $60.00 per Share. A representative of Fenwick & West then discussed with the Board proposed terms of a draft merger agreement to be sent to Astellas and Company C at the appropriate time.

On October 21, 2019, as directed by the Board, Mr. Patterson spoke with Mr. Okamura and informed him that while the Board was open to consideration of a transaction, the October 21 Proposal was not sufficient. Mr. Patterson stated that the Board had authorized him to request that Astellas increase its proposed price per Share to $60.00 per Share, and that if Astellas could agree on the proposed price the Board would be willing to authorize proceeding quickly to confirmatory due diligence.

On October 22, 2019, at the direction of the Board, representatives of Centerview spoke with representatives of Morgan Stanley and reiterated the message conveyed by Mr. Patterson to Mr. Okamura on October 21, 2019.

On October 25, 2019, Company C sent to Audentes a letter containing a non-binding proposal to acquire all of the outstanding Shares for $49.00 per Share in cash. This proposal stated that it was not subject to any contingency related to financing. Following receipt of the letter, Mr. Patterson informed each of the other members of the Board of this proposal.

Later on October 25, 2019, a representative of Centerview spoke with a representative of Company C and, consistent with prior discussions with Audentes’ management, stated that Company C would need to increase its proposed price per Share in order to be provided with access to due diligence information. Mr. Patterson subsequently reiterated this message in a conversation with a representative of Company C later that same day.

On October 28, 2019, Company C sent to Audentes a letter containing a revised non-binding proposal to acquire all of the outstanding Shares for $52.00 per Share in cash (the “October 28 Company C Proposal”). Following receipt of the letter, Mr. Patterson informed each of the other members of the Board of the October 28 Company C Proposal, and, at the direction of Audentes’ senior management, a representative of Centerview informed Company C that it would be allowed to commence a due diligence review of Audentes.

Also on October 28, 2019, a representative of Centerview contacted representatives of Morgan Stanley requesting confirmation that Astellas remained interested in acquiring Audentes. Later that day, Mr. Okamura emailed Mr. Patterson to convey that Astellas remained enthusiastic about the opportunity to acquire Audentes, and they planned to talk again later in the week.

On October 29, 2019, in order to maintain a competitive dynamic and provide a basis for Company C to increase its proposed valuation of Audentes, Company C and its advisors were provided with access to an online data room containing due diligence materials with respect to Audentes, and from October 29, 2019 through November 24, 2019, Company C and its advisors conducted a due diligence review of Audentes, including discussions with members of Audentes’ management and review of the materials provided in the online data room. On October 30, 2019, Audentes sent Company C a proposed form of merger agreement.

On October 31, 2019, Mr. Patterson spoke with Mr. Okamura of Astellas and Mr. Okamura informed Mr. Patterson that Astellas would increase its proposed per Share price to $60.00 per Share, indicated that this price had the full support of Astellas’ Chief Executive Officer and its Chairman of the Board and stated that Astellas would expect Audentes to enter into an exclusivity agreement pursuant to which Audentes would agree not to engage in acquisition discussions with any other party. Mr. Patterson responded that Audentes would not be able to enter into such an exclusivity agreement but would proceed with full due diligence and merger agreement negotiation. Subsequently on October 31, 2019, Astellas sent to Audentes a letter, dated November 1, 2019, containing a revised non-binding proposal to acquire all of the outstanding Shares for $60.00 per Share in cash (the “November 1 Proposal”). In this letter, Astellas stated that it assumed that Audentes would agree to negotiate exclusively with Astellas for a period of 30 days, with a one-time automatic extension of another 10 days, and the letter was accompanied by a proposed form of exclusivity agreement. In addition, this letter proposed a targeted signing and announcement of a transaction in early December, and reiterated that the November 1 Proposal had the support of Astellas’ Chief Executive Officer, its Chairman of the Board and the members of its Executive Committee. The $60.00 per Share proposed in the November 1 Proposal represented a 120% premium to Audentes’ closing share price on October 30, 2019 and a 119% premium to Audentes’ volume weighted average share price over the 30-day period ending October 30, 2019. Following receipt of this letter, Mr. Patterson informed each of the other members of the Board of the November 1 Proposal.

On November 1, 2019, Mr. Patterson sent an email to representatives of Astellas acknowledging the November 1 Proposal and reiterating that Audentes was not in a position to agree to the exclusivity request but was willing to proceed with detailed due diligence. In addition, on the same day, representatives of Centerview spoke with representatives of Morgan Stanley and discussed the November 1 Proposal and the proposed timing for execution of a merger agreement.

Later on November 1, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Fenwick & West and Centerview were present. Representatives of Centerview described the November 1 Proposal and the October 28 Company C Proposal, and the discussions that had occurred with Astellas and Company C, including Astellas’ request for exclusivity. The Board then discussed Audentes’ potential responses to the November 1 Proposal and the October 28 Company C Proposal and Audentes’ plan to provide Astellas with access to the online data room, and determined that, consistent with the communications from Mr. Patterson to Astellas, Audentes should not enter into an exclusivity agreement with Astellas, but rather should maintain the ability to continue discussions with Company C to determine whether they might offer a higher valuation and to maintain a competitive process and allow Astellas to confirm its November 1 Proposal following completion of its due diligence.

On the same day, representatives of Astellas and its advisors were provided with access to the online data room, and from November 1, 2019 through December 1, 2019, Astellas and its advisors conducted a due diligence review of Audentes, including discussions with members of Audentes’ management and review of the materials provided in the online data room.

On November 2, 2019, Audentes sent Astellas a proposed form of merger agreement and on November 6, 2019, Audentes sent Astellas draft disclosure schedules.

During the weeks of November 4, November 11 and November 18, 2019, representatives of Audentes and Fenwick & West participated in a series of due diligence calls with Astellas and Covington, as well as with Company C and its counsel.

On November 8, 2019, Astellas sent representatives of Centerview and Fenwick & West its own proposed form of merger agreement, which provided for, among other terms, (a) a termination fee equal to 3.75% of the equity value of the transaction, payable upon termination of the merger agreement under certain circumstances, including a material breach of Audentes’ non-solicitation obligations under the merger agreement and (b) no industry-specific exceptions in the definition of a “Company Material Adverse Effect.” This draft merger agreement also required that certain unidentified employees of Audentes enter into retention agreements in connection with the proposed transaction.

From November 11, 2019 through November 15, 2019, Ms. Holles and other representatives of Audentes held due diligence meetings with representatives of each of Astellas and Company C separately, at which they discussed Audentes’ business and product candidates, and during which representatives of each of Astellas and Company C separately visited Audentes’ manufacturing facilities.

On November 11, 2019, Company C’s legal counsel delivered a revised draft merger agreement to Fenwick & West.

On November 12, 2019, Fenwick & West sent Astellas and Covington a revised draft of the merger agreement that Astellas had provided on November 8, 2019. This revised draft, among other terms, (a) provided for a termination fee equal to 2.5% of the equity value of the transaction, payable under more limited circumstances than had been included in the November 8 draft, (b) included numerous industry-specific exceptions to the definition of “Company Material Adverse Effect” and (c) removed certain closing conditions that had been included in the November 8 draft.

On November 15, 2019, Covington sent Fenwick & West a revised draft merger agreement that provided a termination fee equal to 3.75% of the equity value of the transaction, payable upon termination of the merger agreement under certain circumstances, including a material breach of Audentes’ non-solicitation obligations under the merger agreement, and Fenwick & West sent Astellas revised disclosure schedules. From November 16, 2019 through December 1, 2019, representatives of Covington and Fenwick & West negotiated the terms of the merger agreement, including the definition of “Company Material Adverse Effect,” the conditions to closing the proposed transaction, provisions regarding regulatory approvals, the size of the termination fee, the circumstances under which it would be payable and, whether, in the event that the termination fee is paid, it would be Astellas’ sole remedy against Audentes.

Also on November 15, 2019, representatives of Centerview spoke with a representative of Company C in which the representatives of Centerview indicated that Company C would need to further increase its price from the $52.00 per Share proposed in the October 28 Company C Proposal if it wished to continue to participate in Audentes’ strategic process, and Company C indicated that it would review its proposed price per Share.

Also on November 15, 2019, Fenwick & West sent Company C’s legal counsel a revised merger agreement. From November 16, 2019 through November 23, 2019, Fenwick & West and counsel to Company C negotiated the terms of this merger agreement.

During the week of November 18, 2019, members of Audentes’ management met with members of Company C’s management to further discuss Audentes’ business and product candidates, and during the week of November 18, 2019, members of Audentes’ management met with members of Astellas’ management and representatives of Astellas’ advisors to further discuss Audentes’ business and product candidates.

On November 19, 2019, representatives of Centerview spoke with representatives of Morgan Stanley to discuss the status of the due diligence process. During this discussion, the representatives of Centerview informed the representatives of Morgan Stanley that another party may be interested in acquiring Audentes.

On November 21, 2019, representatives of Centerview spoke with representatives of Morgan Stanley to discuss the status of due diligence and merger agreement negotiations, and stated that the process was competitive.

On November 22, 2019, Company C sent to Audentes a letter containing a revised non-binding proposal to acquire all of the outstanding Shares for $55.00 per Share in cash (the “November 22 Company C Proposal”).

Also on November 22, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Centerview and Fenwick & West were present. At the meeting, representatives of Centerview described the status of discussions with Astellas and Company C, and described the November 22 Company C Proposal. Representatives of Fenwick & West then reviewed the material changes to the draft merger agreements proposed by each of Astellas and Company C, including, among other things, (1) proposed changes to the definition of “Company Material Adverse Effect”, (2) the provisions regarding regulatory approvals, and (3) the size of the termination fee payable under certain circumstances, and the circumstances under which such a termination fee would be payable. The Board also discussed the status of, and next steps to be taken in, Audentes’ strategic process and directed Centerview to indicate to Company C that it would need to increase its proposed price per Share by more than the $3.00 per share by which it had increased its proposed price in the November 22 Company C Proposal.

On November 22, 2019, Mr. Patterson spoke with Mr. Okamura and indicated that the process was competitive. During this conversation, Mr. Okamura stated that Astellas would require that officers and certain other employees of Audentes enter into retention agreements with Audentes concurrently with the execution of the merger agreement.

Also on November 22, 2019, at the direction of the Board, a representative of Centerview informed a representative of Company C that it would need to increase its per Share price by more than the $3.00 per share by which it had increased its proposed price in the November 22 Company C Proposal.

On November 23, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Centerview and Fenwick & West were present. At this meeting, Mr. Patterson and Ms. Holles, as well as the representatives of Centerview and Fenwick & West, described the most recent discussions with Astellas and Company C, the status of the merger agreement negotiations and Astellas’ requirement that officers and certain other employees of Audentes enter into retention agreements concurrently with the execution of the merger agreement. Representatives of Centerview reviewed with the Board potential next steps to complete discussions with Astellas and to determine whether Company C would offer a price per Share that would be acceptable to the Board. After discussion of these matters, the Board directed Centerview to again contact Company C to determine if it would be willing to increase its proposed price per Share to above $60.00 in order to continue its discussions with Audentes.

From November 23, 2019 to November 28, 2019, representatives of Astellas held discussions with certain officers of Audentes regarding the potential terms of the retention agreements.

On November 25, 2019, as directed by the Board, representatives of Centerview again spoke with a representative of Company C and reiterated that in order to continue discussions with Audentes, Company C would need to increase its proposed price per Share to an amount in excess of $60.00.

On November 25, 2019, Company C informed Mr. Patterson that it would not be able to increase its proposed price per Share to $60.00 or above, and accordingly was withdrawing from the process.

During the week of November 25, 2019, Astellas completed its due diligence review of Audentes, including discussions with members of Audentes’ senior management and review of materials provided in the online data room.

On November 26, 2019, Dr. Kazuhiro Ikegai, Associate Director of Business Development for Astellas, informed Ms. Holles that Astellas’ Executive Committee had unanimously approved the execution of the merger agreement.

On November 26, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Centerview and Fenwick & West were present. At this meeting, Mr. Patterson and representatives of Centerview described the most recent discussions with Astellas and Company C, and a representative of Fenwick & West reviewed the material terms of the draft merger agreement, including those that were still the subject of negotiations between the parties. The Board then discussed Astellas’ requirement that officers and other employees of Audentes enter into retention agreements concurrently with the execution of the merger agreement. In light of the $60.00 per Share price in the November 1 Proposal and the advanced state of merger agreement negotiations with Astellas, the Board authorized Audentes’ management to commence discussions with Astellas regarding the terms of the retention agreements required by Astellas. Following this meeting, a representative of Fenwick & West informed a representative of Covington that if Astellas wished to provide Audentes’ management with the proposed forms of retention agreements to be executed concurrently with the merger agreement, it would now be permitted to do so.

On November 27, 2019, Mr. Okamura informed Mr. Patterson that Astellas’ Board of Directors had unanimously approved the execution of the merger agreement.

On November 28, 2019, Covington sent Fenwick & West the forms of retention agreements that it would require be executed by officers and certain other employees concurrently with the execution of the merger agreement. Members of Audentes’ management reviewed these agreements with separate counsel and negotiated the terms of these agreements with Astellas from November 28, 2019 through December 1, 2019. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Audentes” for a description of the Executive Retention Agreements.

On November 30, 2019, Audentes and Astellas completed their negotiation of the Merger Agreement, agreeing on a termination fee equal to 3.5% of the equity value of the transaction, and providing that in order to permit termination of the Merger Agreement with Audentes being required to pay a termination fee, a breach by Audentes of its non-solicitation obligations must be a “Willful Breach” as defined in the Merger Agreement, and that, in the event the termination fee is paid to Astellas, the termination fee would be Astellas’ sole remedy against Audentes.

On December 1, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Fenwick & West and Centerview were present. Representatives of Fenwick & West reviewed with the Board the terms of the Merger Agreement and the retention agreements. The Board reviewed changes to the October 21 Forecast reflecting adjustments to certain assumptions, and then reviewed the updated long-term financial projections provided by management that reflect such changes (the “December 1 Forecast”) and approved the December 1 Forecast for Centerview’s use in its financial analyses for rendering its opinion. For a detailed discussion of the December 1 Forecast, please see the heading titled “—Certain Unaudited Prospective Financial Information of Audentes.” Representatives of Centerview then reviewed with the Board Centerview’s financial analyses of the Offer Price, based on the December 1 Forecast. The representatives of Centerview then rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 1, 2019, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement, as provided to Centerview on December 1, 2019, was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see the heading titled “—Opinion of Centerview Partners LLC”. The written opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex A. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for the Recommendation of the Board”), the Board unanimously (1) determined that the Offer, the Merger, the Merger Agreement and the Transactions are advisable and in the best interests of the stockholders of the Company, (2) approved and declared advisable the Merger Agreement and the Transactions and (3) resolved, subject to the terms and conditions of the Merger Agreement, to recommend acceptance of the Offer by the stockholders of the Company. The Compensation Committee of the Board then met and discussed and approved the retention agreements, established certain cash bonus plans contemplated by the Merger Agreement to be used for employee retention, and adopted resolutions in accordance with Rule 14d-10(d) under the Exchange Act.

Following the Board meeting, representatives of Fenwick & West and Covington completed the disclosure schedules to the Merger Agreement, finalizing these schedules late in the evening of December 1, 2019.

On December 2, 2019, Audentes, Astellas and Purchaser executed the Merger Agreement, and Audentes and Astellas issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Shares at the Offer Price.

On December 16, 2019, Merger Sub commenced the Offer and Audentes filed this Schedule 14D-9.

Reasons for the Recommendation of the Board

In recommending that Audentes’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Board considered the terms of the Offer, the Merger and the other Transactions, consulted with Audentes management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms and Certainty of Value. The Board reviewed the current and historical market prices with respect to the Shares, including the facts that:

•

the Offer Price of $60.00 in cash to be received by Audentes’ stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to Audentes’ business or financial markets generally; and

•

the Offer Price represents a significant premium over the current market price of the Shares. The Board reviewed the current and historical market prices with respect to the Shares, including the fact that the Offer Price represents:

•	a premium of approximately 107% to the closing price of Audentes’ common stock as of November 29, 2019, the last full trading day prior to the Board’s approval of the Merger Agreement;

•	a premium of approximately 118% to the volume-weighted average closing price of Audentes’ common stock over the 30-trading-day period ending on November 29, 2019; and

•	a premium of approximately 46% to the highest closing price of Audentes’ common stock during the 52-week period ending on November 29, 2019.

Potential Strategic Alternatives and Standalone Prospects. The Board considered the strategic alternatives available to Audentes, including the execution of management’s standalone plan if it were to remain an independent public company, including:

•

the Board’s belief that Audentes, with the assistance of its financial and legal advisors, engaged in a strategic process that created an opportunity to negotiate a transaction for Audentes with other potentially interested parties that the Board believed, after discussion with its financial advisors, would be the most likely to be interested in, and capable of consummating, an acquisition of Audentes (taking into account the expected interest of parties in gene therapy indications, their financial resources and their ability to move quickly and efficiently in a strategic process);

•	the Board’s belief that, in view of the discussions and negotiations with Astellas, Astellas was unlikely to increase its offer above the $60.00 per Share Offer Price;

•

the fact that another party contacted by Audentes expressed interest in potentially acquiring Audentes, engaged in a fulsome due diligence review of Audentes and increased its proposed price per Share from its initial proposed price, but ultimately did not offer a price per Share that was competitive with the $60.00 per Share Offer Price;

•	the prospective risks to Audentes remaining as an independent public company, including:

•

the status and prospects for Audentes’ current product candidates, including AT132, which is in clinical trials and has not yet been approved for marketing by the United States Food and Drug Administration (the “FDA”), AT845, for which Audentes has filed an Investigational New Drug application with the FDA, and its other product candidates, which are in preclinical stages of development;

•

the risks inherent in the research, development and regulatory review of gene therapy products, including the fact that a number of Audentes’ product candidates are in early stages of development and the novelty of Audentes’ gene therapy technologies, which could increase the risks related to product development and regulatory approval;

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the significant risks and considerable uncertainties associated with the novel and complex manufacturing processes used to produce Audentes’ product candidates, the acceptance of Audentes’ product candidates specifically and gene therapy products generally by the medical community, the product launch, market size and other commercialization risks faced by Audentes as an emerging gene therapy company with a limited commercial team and small employee base, as well as the current and projected future pricing, insurance coverage and reimbursement environment for gene therapy products;

•

the inherent uncertainty of achieving certain prospective forecasts of Audentes as a standalone independent public company as prepared by its management, which reflect an application of various assumptions, as set forth under the heading titled “—Certain Unaudited Prospective Financial Information of Audentes,” and that, as a result, Audentes’ actual financial results in the future periods could differ materially from management’s forecasts;

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Audentes’ need to enter into partnering agreements for its product candidate programs in order to finance the development and commercialization or otherwise obtain additional financing in order to continue operating its business and developing and commercializing its product candidates, including the risk that partnering agreements and/or equity or debt capital may not be available on acceptable terms, if at all, and the potential cost of capital, including the associated dilution to existing Audentes’ stockholders; and

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Audentes’ competitive position in the gene therapy industry and competitive risks, including potential future competition from larger and better-funded companies which might have competitive advantages from their broader commercial scope and economies of scale in pricing; and

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the Board’s belief, after evaluation of the above considerations, that the completion of the Offer and the consummation of the Merger represent Audentes’ best alternative reasonably available for maximizing stockholder value.

Centerview’s Opinion and Related Financial Presentation. The Board considered the opinion of Centerview rendered to the Board on December 1, 2019, which was subsequently confirmed by delivery of a written opinion dated December 1, 2019, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the heading titled “—Opinion of Centerview Partners LLC.”

Negotiation Process. The Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by Audentes at the direction of the Board and with the assistance of its financial and legal advisors, including the increases in the price per Share offered by Astellas from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

Speed and Likelihood of Consummation. The Board considered the likelihood that the Transactions would be consummated in a timely manner, including (i) the significant premium over the market price of the Shares and certainty of value to Audentes’ stockholders offered by Astellas, (ii) fact that the Offer is not subject to any financing condition, (iii) the nature of the conditions to the Offer and Merger, (iv) Audentes’ ability to specifically enforce Astellas’ obligations under the Merger Agreement, including Astellas’ obligations to consummate the Offer and Merger and (v) the fact that the Transaction is structured in accordance with Section 251(h) of the DGCL, potentially enabling Audentes’ stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger.

Merger Agreement Terms and Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board considered the terms in the Merger Agreement, including:

•

the fact that although Audentes is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited acquisition proposal constitutes, or could reasonably be expected to lead to, a “superior proposal”), (i) to furnish information with respect to Audentes to a person making such unsolicited acquisition proposal and (ii) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

•

Audentes’ ability to terminate the Merger Agreement in order to enter into an alternative transaction that constitutes a “superior proposal,” subject to certain conditions set forth in the Merger Agreement, including Astellas’ right to have an opportunity to revise the terms of the Merger Agreement such that such alternative transaction would no longer be a superior proposal, and Audentes’ obligation to pay a termination fee of $104.1 million;

•

the right of the Board, under certain circumstances specified in the Merger Agreement, to withdraw, qualify or modify its recommendation that Audentes’ stockholders accept the Offer and tender their shares to Purchaser in the event of a “superior proposal” or that an “intervening event” with respect to Audentes occurs, subject to certain conditions set forth in the Merger Agreement, including Astellas’ right to make, and to meet with Audentes to negotiate, adjustments to the Merger Agreement that would obviate the need for the Board to withdraw or change its recommendation, and Audentes’ obligation to pay a termination fee of $104.1 million in the event that Astellas were to terminate the Merger Agreement following such withdrawal, qualification or modification; and

•

the Board’s belief, after discussion with its advisors, that the termination fee of $104.1 million is comparable to termination fees in transactions of a similar size, was reasonable in light of the negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger Agreement itself, and was necessary to induce Astellas to enter into the Merger Agreement. The Board believed that the termination fee would not likely preclude another party with a strategic interest in Audentes and financial resources sufficient to consummate an alternative acquisition transaction with Audentes, were one to exist, from making a competing proposal for Audentes and would likely only be required to be paid in the event that the Board entered into a transaction more financially favorable to Audentes’ stockholders than the Offer.

General Matters. The Board considered a number of other factors related to the Transactions, including:

•

the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under the DGCL;

•

the fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of a majority of independent directors who are neither affiliated with Astellas nor employees of Audentes, and which retained and received advice from Fenwick & West and Centerview in evaluating, negotiating and recommending the terms of the Merger Agreement;

•

the interest of Audentes’ executive officers and directors in the Transactions that may be different from, or additive to, those of Audentes’ stockholders generally as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Audentes”; and

•

the requirement that the Transactions will only occur if the number of Shares validly tendered and not validly withdrawn in the Offer that, would represent one share more than one half of all Shares outstanding at the Expiration Date, providing Audentes’ stockholders with the ability to approve or disapprove of the Transactions.

The Board also considered a number of uncertainties, risks and potentially countervailing factors in its deliberations concerning the Transactions, including the following (not necessarily in order of relative importance):

•

the fact that the Offer Price, while providing relative certainty of value, would not allow Audentes’ stockholders to participate in the possible growth and potential profits of Audentes following the completion of the Transactions, including positive outcomes in the preclinical and clinical trials and FDA approval process for Audentes’ product development candidates, which could result if Audentes had remained independent, in future prices for the Shares in excess of the Offer Price;

•

the non-solicitation provisions of the Merger Agreement that restrict Audentes’ ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Audentes, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Audentes will be required to pay a termination fee of $104.1 million, which could have the effect of discouraging certain alternative proposals for a business combination with Audentes or adversely affect the valuation that might be proposed by a third party;

•

the costs involved in connection with entering into and completing the Transactions and related actions, the time and effort of Audentes’ management and certain other employees required to complete the Transactions and the related actions, and the related disruptions or potential disruptions to Audentes’ business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Audentes;

•

the terms of the Merger Agreement, including the operational restrictions imposed on Audentes between signing and closing (which may delay or prevent Audentes from undertaking business opportunities that may arise pending the completion of the Transactions or any other action Audentes would otherwise take with respect to the operations of Audentes absent the pending Merger);

•	the risk of litigation;

•	the fact that all conditions to the parties’ obligations to complete the Offer or the Merger must be satisfied or waived;

•	the fact that the consideration paid in the Transactions would be taxable to Audentes’ stockholders that are U.S. holders for U.S. federal income tax purposes; and

•	the risk that the proposed Transactions might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•

the market price of Audentes’ common stock, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Audentes, (2) the possibility that the marketplace would consider Audentes to be an unattractive acquisition candidate and (3) the possible sale of Shares of Audentes’ common stock by short-term investors following the announcement of termination of the Merger Agreement;

•	Audentes’ operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•	the relationships with Audentes’ employees, suppliers, partners and others that do business or may do business in the future with Audentes.

The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, the Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously adopted and approved the Merger Agreement, the Offer, the Merger and the other Transactions, and recommended that Audentes’ stockholders tender their Shares in the Offer.

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, except for the Executive Retention Agreements, none of Audentes’ current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Astellas, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Astellas, Purchaser or their respective affiliates may enter into or modify employment or other arrangements with Audentes’ current directors or executive officers in the future.

Opinion of Centerview Partners LLC

Audentes retained Centerview Partners LLC, which is referred to in this Schedule 14D-9 as “Centerview,” as financial advisor to the Board in connection with the proposed Transaction. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held in the treasury of Audentes and Shares owned by Astellas or Purchaser, (ii) Shares that are held by any person who is entitled to demand, and properly demands, appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and (iii) Shares held by any affiliate of Audentes or Astellas, which are collectively referred to as “Excluded Shares” throughout this section) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On December 1, 2019, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 1, 2019, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated December 1, 2019, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Audentes as to whether or not such holder should tender its Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	the Merger Agreement dated December 2, 2019 as provided on December 1, 2019;

•	Annual Reports on Form 10-K of Audentes for the years ended December 31, 2018, December 31, 2017, as amended, and December 31, 2016;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Audentes;

•	certain publicly available research analyst reports for Audentes;

•	certain other communications from Audentes to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Audentes, including certain financial forecasts, analyses and projections relating to Audentes prepared by management of Audentes and furnished to Centerview by Audentes for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Audentes regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for Audentes and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Audentes’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Audentes’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Audentes as to the matters covered thereby and Centerview relied, at Audentes’ direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Audentes’ direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Audentes, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Audentes. Centerview assumed, at Audentes’ direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Merger Agreement reviewed by Centerview. Centerview also assumed, at Audentes’ direction, that the Transactions would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Audentes, or the ability of Audentes to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Audentes’ underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Audentes or in which Audentes might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Audentes or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Audentes or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Audentes as to whether or not such holder should tender its Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated December 1, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Audentes. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Audentes or any other parties to the Transactions. None of Audentes, Astellas, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Audentes do not purport to be appraisals or reflect the prices at which Audentes may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 29, 2019 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on Audentes’ fully diluted Shares outstanding as of November 29, 2019, calculated on a treasury stock method basis as set forth in the Internal Data. As per the Internal Data, such fully diluted Shares included Audentes management’s estimate of Shares to be issued under Audentes’ 2016 Employee Stock Purchase Plan and restricted stock units promised but not yet granted to new hires, but excluded stock options promised but not yet granted to new hires, assumed to be granted at an exercise price that equals the Offer Price.

Selected Public Company Analysis

Centerview reviewed certain financial information of Audentes and compared it to corresponding financial information of certain publicly traded biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to Audentes, the companies listed below were chosen by Centerview because, among other reasons, they are publicly traded biopharmaceutical companies with certain operational, business or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Audentes.

However, because none of the selected companies is exactly the same as Audentes, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Audentes and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of November 29, 2019, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the market capitalization (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as “Enterprise Value.”

The selected companies are summarized below:

Enterprise Value
Selected Company	(in millions)
argenx SE	$5,171
Krystal Biotech, Inc.	794
MyoKardia, Inc.	2,728
Reata Pharmaceuticals, Inc.	6,477
Rocket Pharmaceuticals Inc.	808
Sangamo Therapeutics, Inc.	845
uniQure N.V.	2,213
Wave Life Sciences Ltd.	1,000
Median	1,606

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $750 million to $2.25 billion. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Audentes and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Enterprise Values and adding to it Audentes’ estimated cash of $300 million as of December 31, 2019, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $22.15 to $51.75, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $60.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and compared certain information relating to the following selected biopharmaceutical transactions that Centerview, based on its experience and professional judgment (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion), deemed relevant to consider in relation to Audentes and the Transactions. Although none of the selected transactions is directly comparable to the Transactions, the transactions listed below were chosen by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business or financial characteristics that, for purposes of this analysis, may be considered similar to those of Audentes.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Audentes and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of November 29, 2019, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which is referred to, with respect to the selected transactions, as “Transaction Value.”

The selected transactions are summarized below:

Date Announced	Target	Acquiror	Transaction Value (in millions)(1)
10/09/19	Ra Pharmaceuticals, Inc.	UCB S.A.	$2,191
03/04/19	Nightstar Therapeutics plc	Biogen Inc.	719
02/25/19	Clementia Pharmaceuticals Inc.	Ipsen S.A.	933
02/25/19	Spark Therapeutics, Inc.	Roche Holding AG	4,283
10/18/18	Endocyte, Inc.	Novartis AG	1,757
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	1,490
04/11/18	Wilson Therapeutics AB	Alexion Pharmaceuticals, Inc.	804
04/09/18	AveXis, Inc.	Novartis AG	8,144
12/22/17	Ignyta, Inc.	Roche Holding AG	1,682
11/02/15	Dyax Corp.	Shire plc	5,612
Median			1,720

(1)	Excludes contingent payments.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $1.0 billion to $2.5 billion. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Audentes and the target companies included in the selected transactions as well as the Transactions and the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding to it Audentes’ estimated cash of $300 million as of December 31, 2019, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $27.25 to $56.60, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $60.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Audentes based on the Forecasts and the calculations of risk-adjusted, after-tax unlevered free cash flows as described under the section entitled “—Certain Unaudited Prospective Financial Information of Audentes.” A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated an implied per share equity value range for the Shares, by:

(a) discounting to present value as of December 31, 2019 using discount rates ranging from 11.0% to 13.0% (reflecting Centerview’s analysis of Audentes’ weighted average cost of capital) and the mid-year convention:

(i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Audentes over the period beginning on January 1, 2020 and ending on December 31, 2037 utilized by Centerview at the direction of Audentes management and approved by the Board for use by Centerview, as described under the section entitled “—Certain Unaudited Prospective Financial Information of Audentes”;

(ii) an implied terminal value of Audentes, calculated by Centerview by assuming that Audentes’ after-tax unlevered free cash flows would decline in perpetuity after December 31, 2037 at rates ranging from 10.0% to 20.0% year-over-year; and

(iii) tax savings from usage of federal net operating losses of approximately $266 million as of December 31, 2018 and future losses, each as set forth in the Internal Data;

and, adding to the foregoing results in (a),

(b)    Audentes’ estimated cash of $300 million as of December 31, 2019, as set forth in the Internal Data.

Centerview divided the results of each of the foregoing calculations by Audentes’ fully diluted Shares outstanding as of November 29, 2019, calculated on a treasury stock method basis as set forth in the Internal Data.

This analysis resulted in an implied per Share equity value range for the Shares of approximately $41.30 to $45.95 rounded to the nearest $0.05. Centerview then compared this range to the Offer Price of $60.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical closing trading prices of the Shares during the 52-week period ending on November 29, 2019 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Audentes during such period of $18.43 to $41.00 per Share.

•

Stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Audentes’ common stock ranging from $10.00 to $55.00 per Share.

•

An analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “—Summary of Centerview’s Financial Analysis—Selected Precedent Transactions Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Centerview applied a range of 55% to 85% to Audentes’ closing stock price on November 29, 2019 (the last trading day before the public announcement of the Transactions), of $29.03, which resulted in an implied price range of approximately $45.00 to $53.70 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of Audentes with respect to the Offer Price or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Audentes and

Astellas and was approved by the Board. Centerview provided advice to Audentes during these negotiations. Centerview did not, however recommend any specific amount of consideration to Audentes or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview has not been engaged to provide financial advisory or other services to Audentes, and Centerview has not received compensation from Audentes during such period. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory or other services to Astellas or Purchaser, and Centerview has not received compensation from Astellas or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to Audentes or Astellas or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Audentes, Astellas or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s experience and expertise as a financial advisor in sale transactions in the life sciences industry, and its familiarity with Audentes. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, Audentes has agreed to pay Centerview an aggregate fee of approximately $44.6 million, $2 million of which was payable upon the rendering of Centerview’s opinion and approximately $42.6 million of which is payable contingent upon consummation of the Transactions. In addition, Audentes has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Unaudited Prospective Financial Information of Audentes

Audentes does not, as a matter of course, publicly disclose long-term forecasts or projections as to future performance, earnings or other financial results due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, in connection with its strategic planning process and its evaluation of the Transactions, management prepared certain non-public unaudited financial analyses and forecasts as a standalone company, including the October 21 Forecast and the December 1 Forecast (collectively, the “Projections”), which were risk-adjusted to reflect Audentes’ management’s estimate of the probability of success for each product candidate. The Projections were provided to the Board and to Centerview, but not to Astellas. Audentes has included the summary of the October 21 Forecast set forth below because the October 21 Forecast was made available to the Board at the time of evaluation of the October 21 Proposal. Audentes has included the summary of the December 1 Forecast because the December 1 Forecast was made available to the Board at the time of the evaluation of the Offer, the Merger Agreement and the Transactions and to Centerview as approved by the Board for its use in connection with the rendering of its fairness opinion to the Board as described above under the heading “—Opinion of Centerview Partners LLC.” The Projections are not being included in this Schedule 14D-9 to influence a Audentes stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

Forecasting the future cash flows associated with the development and commercialization of products in research, pre-clinical and clinical stages is a highly speculative endeavor. Audentes’ management prepared the Projections and other information set forth below based on numerous subjective judgements, assumptions and estimates related to future results that are inherently uncertain, including assumptions and estimates relating to the likelihood of success in successive stages of clinical development and the probability and timing of regulatory approval and commercial launch of its product development candidates, market size, market share, competition, pricing, reimbursement, estimated costs and expenses, licensing and other contractual relationships, effective tax rate and utilization of net operating losses and other relevant factors relating to Audentes’ long-term operating plan, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Audentes’ control. In addition, these projections would be affected by Audentes’ ability to achieve strategic goals, objectives and targets over the applicable periods, including the ability to raise substantial amounts in financing transactions to fund the commercialization of Audentes’ products under development. These projections also reflect assumptions as to certain business decisions that are subject to change. As such, there can be no assurance that these projections will be realized or that actual results will not be significantly lower or higher than those forecasted. In addition, because the information set forth below covers multiple years, it inherently becomes subject to greater uncertainty with each successive year. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Audentes’ management.

The inclusion of the Projections in this document should not be regarded as an indication that Audentes, its advisors or representatives, including its financial advisor, or any of their respective affiliates, directors, officers, employees, advisors or representatives considered or consider such information to be predictive of actual future events, and neither Audentes, its advisors or representatives, nor any of their respective affiliates, directors, officers, employees, advisors or representatives has made or makes any representation to any of Audentes’ stockholders or any other person regarding the ultimate performance of Audentes compared to the information set forth below. Audentes’ future financial results may materially differ from those described below due to factors that are beyond management’s ability to control or predict. Audentes has made no representation to Astellas or Purchaser in the Merger Agreement or otherwise concerning the information set forth below.

Important factors that may affect actual results and result in the Projections not being achieved include the future pricing and reimbursement environment for Audentes’ products; new competitors and technologies not currently foreseen; risks associated with product development; risks associated with clinical trials, including the enrollment of such trials; risks relating to actions of regulatory authorities; risks related to reliance on third parties for the conduct of clinical trials, and manufacture of product and product candidates; the outcome of any significant legal proceedings; risks associated with doing business in international and emerging markets; risks associated with current and potential future healthcare reforms; failure to identify and execute on business development and research and development opportunities; Audentes’ dependence on relationships with collaborators and other third parties for revenue and other aspects of its business; and failure to comply with legal and regulatory requirements affecting Audentes’ business.

The information set forth below consists of forward-looking statements, all of which are expressly qualified in their entirety by the risks and uncertainties identified above and the other risk factors and cautionary statements contained in Audentes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, quarterly reports on Form 10-Q for the three months ended March 31, 2019, June 30, 2019 and September 30, 2019, current reports on Form 8-K and any such reports filed subsequent to the date of this Schedule 14D-9. Please refer to the discussion entitled “Item 8. Additional Information—Forward-Looking Statements.” In light of the foregoing factors and the uncertainties inherent in the information set forth below, Audentes’ stockholders and investors are cautioned not to place undue, if any, reliance on the information set forth below.

The information set forth below was prepared by management for internal use and was not prepared with a view toward public disclosure. Some of the Projections are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with the published guidelines of the SEC regarding projections or accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. No reconciliation of non-GAAP measures in the information set forth below to GAAP measures was created or used by Audentes’ financial advisor or otherwise in connection with the Transactions.

A summary of the October 21 Forecast (in millions) is set forth below:

Fiscal Year	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E
Total Revenue(1)	$200	$288	$705	$450	$549	$745	$722	$797	$828	$677	$676	$667	$672	$704	$589	$567	$535	$521
Gross Profit	200	278	676	407	476	640	598	646	674	543	554	560	573	603	493	478	451	443
Total Operating Expenses	(158)	(156)	(160)	(166)	(166)	(176)	(186)	(196)	(206)	(216)	(227)	(240)	(253)	(268)	(283)	(300)	(319)	(338)
EBIT(2)	42	122	516	241	309	464	412	449	469	327	327	320	319	335	209	178	133	105
Net Income	45	211	454	211	294	380	350	378	393	284	286	283	285	300	203	180	146	125
Estimated net proceeds from the projected sale of PRVs	—	85	—	15	50	—	10	5	—	—	—	—	—	—	—	—	—	—
EBT(3)	42	207	516	256	359	464	422	454	469	327	327	320	319	335	209	178	133	105
Taxes (if profitable)(4)	(9)	(43)	(108)	(54)	(75)	(97)	(89)	(95)	(98)	(69)	(69)	(67)	(67)	(70)	(44)	(37)	(28)	(22)
NOPAT(5)	33	163	407	202	284	367	334	359	370	259	258	253	252	265	165	141	105	83
Depreciation & Amortization	6	7	7	7	7	8	9	10	10	11	12	13	13	14	14	15	16	17
Change in Net Working Capital	—	(13)	(23)	(2)	(7)	(4)	(3)	(2)	(1)	13	(2)	(1)	(3)	(2)	13	(1)	2	(1)
Capital Expenditure	(56)	(17)	(0)	(0)	(0)	(7)	(7)	(8)	(8)	(7)	(7)	(7)	(7)	(7)	(6)	(6)	(5)	(17)
Unlevered Free Cash Flow(6)	(18)	141	391	207	284	363	332	359	372	276	261	258	256	269	186	149	117	82

(1)

Includes projected revenues from upfront and milestone payments through ex-U.S. collaborations for all of the pipeline products to fund development programs and operating costs without undertaking dilutive financing.

(2)	Earnings before interest and taxes (“EBIT”) is a non-GAAP financial measure calculated by starting with gross profit and subtracting operating expenses.
(3)

Earnings before taxes (“EBT”) is a non-GAAP financial measure calculated by starting with EBIT and adding the estimated net proceeds from the projected sale of priority review vouchers (“PRVs”). For additional information regarding the sale of PRVs, please see Audentes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(4)	Tax rate of 21% and excludes impact of net operating losses.
(5)	Net operating profit after tax (“NOPAT”) is a non-GAAP financial measure calculated by starting with EBT and subtracting taxes.
(6)

Unlevered free cash flow is a non-GAAP financial measure calculated by starting with NOPAT and adding depreciation and amortization, subtracting changes in net working capital and subtracting capital expenditure. Stock-based compensation is treated as cash expense.

Subsequent to the preparation of the October 21 Forecast, Audentes management refined its assumptions with regard to stock-based compensation; the timing and amount of milestone payments and royalty rates for certain Audentes’ product candidates; and the assumed incidence and diagnosis rates in certain non-U.S. geographic regions of diseases targeted by certain Audentes product candidates. These refined assumptions resulted in upward or downward adjustments to the applicable line items as shown in the table below and were reflected in the December 1 Forecast, which were reviewed and approved by the Board for Centerview’s use in its financial analyses in connection with rendering its opinion. A summary of the December 1 Forecast is set forth below:

Fiscal Year	2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E
Total Revenue(1)	$200	$288	$705	$450	$549	$745	$722	$799	$830	$680	$681	$672	$676	$708	$594	$572	$540	$522
Gross Profit	200	272	654	375	450	654	617	670	693	553	559	560	569	599	488	474	447	435
Total Operating Expenses	(164)	(163)	(171)	(176)	(179)	(187)	(197)	(207)	(217)	(228)	(240)	(253)	(266)	(281)	(297)	(315)	(333)	(353)
EBIT(2)	36	109	483	199	271	467	421	462	476	325	319	308	302	318	191	159	114	82
Net Income	39	198	434	177	264	381	356	388	398	282	280	273	271	285	188	164	130	106
Estimated net proceeds from the projected sale of PRVs	—	85	—	15	50	—	10	5	—	—	—	—	—	—	—	—	—	—
EBT(3)	36	194	483	214	321	467	431	467	476	325	319	308	302	318	191	159	114	82
Taxes (if profitable)(4)	(8)	(41)	(101)	(45)	(67)	(98)	(90)	(98)	(100)	(68)	(67)	(65)	(63)	(67)	(40)	(33)	(24)	(17)
NOPAT(5)	28	153	382	169	254	369	340	369	376	257	252	243	239	251	151	126	90	65
Depreciation & Amortization	6	7	7	7	7	8	9	10	10	11	12	13	13	14	15	15	16	17
Change in Net Working Capital	—	(13)	(23)	(2)	(7)	(4)	(3)	(2)	(1)	13	(2)	(1)	(3)	(2)	13	(1)	2	(1)
Capital Expenditure	(56)	(17)	(0)	(0)	(0)	(7)	(7)	(8)	(8)	(7)	(7)	(7)	(7)	(7)	(6)	(6)	(5)	(17)
Unlevered Free Cash Flow(6)	(22)	131	366	174	254	365	339	369	377	274	255	248	243	255	172	134	102	64

(1)

Includes projected revenues from upfront and milestone payments through ex-U.S. collaborations for all of the pipeline products to fund development programs and operating costs without undertaking dilutive financing.

(2)	Earnings before interest and taxes (“EBIT”) is a non-GAAP financial measure calculated by starting with gross profit and subtracting operating expenses.
(3)

Earnings before taxes (“EBT”) is a non-GAAP financial measure calculated by starting with EBIT and adding the estimated net proceeds from the projected sale of priority review vouchers (“PRVs”). For additional information regarding the sale of PRVs, please see Audentes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(4)	Tax rate of 21% and excludes impact of net operating losses.
(5)	Net operating profit after tax (“NOPAT”) is a non-GAAP financial measure calculated by starting with EBT and subtracting taxes.
(6)

Unlevered free cash flow is a non-GAAP financial measure calculated by starting with NOPAT and adding depreciation and amortization, subtracting changes in net working capital and subtracting capital expenditure. Stock-based compensation is treated as cash expense.

The information set forth above does not take into account any circumstances, transactions or events occurring after the date on which it was prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the information set forth above. There can be no assurance that the financial results in the information set forth above will be realized, or that future actual financial results will not materially vary from those in the information set forth above.

AUDENTES DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS AND OTHER INFORMATION SET FORTH ABOVE TO REFLECT EVENTS OR CIRCUMSTANCES ARISING AFTER THE DATE WHEN MADE, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Intent to Tender

To the knowledge of Audentes, each executive officer and director of Audentes currently intends to tender all of his or her Shares in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Neither Audentes nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Audentes on its behalf with respect to the Transactions or related matters.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by Audentes or, to the knowledge of Audentes after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares (1)	Price Per Share ($)(2)	Nature of Transaction
Matthew Patterson	11/08/2019	14,426	$9.50	Stock Option Exercise
Matthew Patterson	11/08/2019	14,426	$30.00	Sale of shares pursuant to 10b5-1 trading plan
Natalie Holles	12/12/2019	45,726	$2.7649	Stock Option Exercise
Natalie Holles	12/12/2019	5,715	$9.4988	Stock Option Exercise
Natalie Holles	12/12/2019	74,117	$15.26	Stock Option Exercise
Natalie Holles	12/12/2019	14,895	$24.74	Stock Option Exercise
Natalie Holles	12/12/2019	6,891	$27.39	Stock Option Exercise
Thomas Soloway	12/12/2019	41,321	$2.7649	Stock Option Exercise

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits incorporated in this Schedule 14D-9 by reference), Audentes is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of Audentes’ securities by Audentes, any subsidiary of Audentes or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Audentes or any subsidiary of Audentes; (iii) any purchase, sale or transfer of a material amount of assets of Audentes or any subsidiary of Audentes; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Audentes.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Audentes” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such

Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262 of the DGCL, the stockholder must satisfy each of the following conditions:

•

within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Audentes a written demand for appraisal of Shares held, which demand must reasonably inform Audentes of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

In addition, because immediately prior to the Effective Time, the Shares will be listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal. (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (iii) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of Audentes who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Audentes Therapeutics, Inc.

600 California Street, 17th Floor

San Francisco, CA 94108

(415) 818-1001

Attn: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders exercising their appraisal rights are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Astellas and Audentes reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as

Audentes has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Audentes a written withdrawal of its demand for appraisal and acceptance of the Offer Price, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price therefor.

The foregoing summary of the rights of Audentes’ stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Audentes desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, Audentes is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203, and Audentes believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Astellas and Purchaser from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger.

Audentes is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to Audentes, Astellas, the Offer, the Merger, or related documents

(including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Audentes, Purchaser and Astellas, and their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser or Astellas might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser or Astellas might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser and Astellas may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15 calendar day waiting period following the filing by Astellas of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Astellas with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. After that time, the waiting period may be extended only by court order or with Astellas’ and Audentes’ consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of Audentes. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of Purchaser, Audentes, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Astellas will file a Premerger Notification and Report Form on December 16, 2019. Audentes will file a Premerger Notification and Report Form on December 16, 2019.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a Merger Agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the Merger as was payable in the tender offer, then the acquirer can effect a Merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Audentes’ stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Audentes, please see Audentes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and Audentes’ Quarterly Reports on Form 10-Q for the three months ended March 31, 2019, June 30, 2019 and September 30, 2019.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contains “forward-looking statements” relating to the acquisition of Audentes by Astellas. Such forward-looking statements include, but are not limited to, the ability of Audentes and Astellas to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, Astellas’ and Audentes’ beliefs and expectations and statements about the benefits sought to be achieved in Astellas’ proposed acquisition of Audentes, the potential effects of the acquisition on both Astellas and Audentes, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Audentes’ product candidates, the timing and nature of regulatory filings for Audentes’ product candidates, the timing of Audentes’ presentation of non-clinical data and the timing and nature of Audentes’ preclinical studies, clinical trials and manufacturing activities. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should,” “predict,” “goal,” “strategy,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Audentes has based these forward-looking statements on current expectations and projections about future events and trends that it believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Audentes, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Audentes’ stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement on Audentes’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, Audentes operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although Audentes believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of biotechnology development and potential regulatory approval and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Forward-looking statements are also subject to risks and uncertainties pertaining to the business of Audentes, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Audentes’ Annual Report on Form 10-K for the year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which are on file with the SEC and available on the SEC’s website at www.sec.gov. In addition to the risks described above and in Audentes’ other filings with the SEC, other unknown or unpredictable factors could also affect Audentes’ results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. The information contained in this communication is provided only as of the date hereof, and Audentes does not undertake any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated December 16, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Astellas Pharma Inc. and Asilomar Acquisition Corp. on December 16, 2019 (“Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated December 16, 2019 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO).

(a)(1)(F)	Press Release issued by Audentes Therapeutics, Inc. dated December 2, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Audentes Therapeutics, Inc. on December 3, 2019).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)*	Opinion of Centerview Partners LLC, dated December 1, 2019 (included as Annex A to this Schedule 14D-9).

(b)	None.

(c)	None.

(d)	None.

(e)(1)	Agreement and Plan of Merger, dated December 2, 2019, by and among Astellas Pharma Inc., Asilomar Acquisition Corp., and Audentes Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Audentes Therapeutics, Inc. on December 3, 2019).

(e)(2)	Non-Disclosure Agreement between Audentes Therapeutics, Inc. and Astellas Pharma Inc., dated October 15, 2019 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	2012 Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed with the SEC by Audentes Therapeutics, Inc. on January 4, 2016).

(e)(4)	2016 Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed with the SEC by Audentes Therapeutics, Inc. on July 11, 2016).

(e)(5)	2016 Employee Stock Purchase Plan and form of subscription agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the SEC by Audentes Therapeutics, Inc. on July 11, 2016).

(e)(6)	2018 Equity Inducement Plan and form of award agreements (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed with the SEC by Audentes Therapeutics, Inc. on November 6, 2018).

(e)(7)	Form of Restricted Stock Unit Award Agreement for 2018 Equity Inducement Plan (incorporated by reference to Exhibit 10.5b to the Annual Report on Form 10-K filed with the SEC by Audentes Therapeutics, Inc. on March 1, 2019).

(e)(8)	Form of Executive Employment Agreement (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed with the SEC by Audentes Therapeutics, Inc. on March 9, 2018).

(e)(9)	Executive Employment Agreement between Audentes Therapeutics, Inc. and Natalie Holles, effective September 19, 2018 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed with the SEC by Audentes Therapeutics, Inc. on November 7, 2018).

(e)(10)	Retention Agreement between Audentes and Matthew Patterson, dated November 30, 2019 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Audentes Therapeutics, Inc. on December 3, 2019).

(e)(11)	Retention Agreement between Audentes and Natalie Holles, dated November 30, 2019 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Audentes Therapeutics, Inc. on December 3, 2019).

(e)(12)	Retention Agreement between Audentes and Thomas Soloway, dated November 30, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by Audentes Therapeutics, Inc. on December 3, 2019).

(e)(13)*	Retention Agreement between Audentes and Edward Conner, dated November 30, 2019.

(e)(14)*	Retention Agreement between Audentes and Eric Mosbrooker, dated November 30, 2019.

(e)(15)*	Audentes Therapeutics, Inc. Tax Reimbursement and Bonus Plan, dated December 10, 2019.

(e)(16)	Audentes Therapeutics, Inc.’s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Registration on Form S-1 filed with the SEC by Audentes Therapeutics, Inc. on July 11, 2016).

(e)(17)	Audentes Therapeutics, Inc.’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to the Registration on Form S-1 filed with the SEC by Audentes Therapeutics, Inc. on July 11, 2016).

(e)(18)	Form of Indemnity Agreement entered into by and between Audentes Therapeutics, Inc. and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed with the SEC by Audentes Therapeutics, Inc. on July 11, 2016).

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Audentes Therapeutics, Inc.

By:	/s/ Matthew R. Patterson
Name: Matthew R. Patterson
Title: Chief Executive Officer
Date: December 16, 2019

ANNEX A

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 December 1, 2019

The Board of Directors

Audentes Therapeutics, Inc.

600 California Street, 17th Floor

San Francisco, CA 94108

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.00001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Audentes Therapeutics, Inc., a Delaware corporation (the “Company”), of the $60.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Astellas Pharma, Inc., a company organized under the laws of Japan (“Parent”), Asilomar Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $60.00 per Share, net to the seller in cash, without interest, for each Share accepted and (ii) that following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held in the treasury of the Company and Shares owned by Parent or Merger Sub and (ii) Shares that are held by any person who is entitled to demand, and properly demands, appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $60.00 per Share in cash, without interest, (the $60.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and

(iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) the Agreement provided on December 1, 2019 (the “Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2018, December 31, 2017, as amended, and December 31, 2016; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CENTERVIEW PARTNERS LLC

CENTERVIEW PARTNERS LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§  251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §  363(a) of this title, appraisal rights shall be available as contemplated by §  363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word

“corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §  255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §  114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date;

provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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